UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of May, 2023

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2023 and Report on Review of Interim Financial Information
2.	1Q23 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 3, 2023

 Individual and Consolidated Interim Financial Informatio

1

Ultrapar Participações S.A. and Subsidiaries

2

(Convenience Translation into English from the Original

Previously Issued in Portuguese)

Ultrapar Participações S.A.

Report on Review of Interim Financial Information

for the Three-month Period Ended March 31, 2023

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

3

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Board of Directors and Management of

Ultrapar Participações S.A.

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, included in the Interim Financial Information Form (“ITR”), for the quarter ended March 31, 2023, which comprises the statements of financial position as at March 31, 2023 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”), applicable to the preparation of Interim Financial Information (“ITR”). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (“CVM”).

4

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added (“DVA”) for the three-month period ended March 31, 2023, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 3, 2023

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

5

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Assets
Current assets
Cash and cash equivalents	4.a	124,262	605,461	4,361,814	5,621,769
Financial investments and derivative financial instruments	4.b	‐	‐	258,251	520,352
Trade receivables	5.a	‐	‐	3,749,542	4,149,111
Reseller financing	5.b	‐	‐	516,545	559,825
Trade receivables - sale of subsidiaries	5.c	189,423	184,754	189,423	184,754
Inventories	6	‐	‐	3,782,549	4,906,083
Recoverable taxes	7.a	2,012	2,012	1,498,407	1,610,312
Recoverable income and social contribution taxes	7.b	48,372	43,080	110,945	96,134
Dividends receivable	-	4,296	147,299	4,296	4,296
Other receivables	-	66,584	101,955	162,432	174,153
Prepaid expenses	10	5,623	5,969	173,055	123,699
Contract assets with customers - exclusive rights	11	‐	‐	672,586	614,112
Total current assets		440,572	1,090,530	15,479,845	18,564,600

Non-current assets
Financial investments and derivative financial instruments	4.b	‐	‐	505,415	442,841
Trade receivables	5.a	‐	‐	57,854	61,463
Reseller financing	5.b	‐	‐	523,012	501,522
Trade receivables - sale of subsidiaries	5.c	189,423	184,754	908,175	911,811
Related parties	8.a	4,987	‐	348	‐
Deferred income and social contribution taxes	9.a	157,961	150,451	947,141	898,235
Recoverable taxes	7.a	74	74	2,234,400	2,172,959
Recoverable income and social contribution taxes	7.b	4,456	4,321	373,861	403,383
Escrow deposits	22.a	18	18	967,716	946,383
Indemnification asset - business combination	22.c	‐	‐	115,734	126,558
Other receivables	-	‐	‐	66,050	61,433
Prepaid expenses	10	11,644	13,047	73,629	74,813
Contractual assets with customers - exclusivity rights	11	‐	‐	1,582,826	1,591,479

Investments in subsidiaries, joint ventures and associates	12	11,190,174	12,247,087	118,315	111,384
Right-of-use assets, net	13	6,363	6,943	1,830,322	1,791,377
Property, plant and equipment, net	14	8,505	8,373	5,955,117	5,862,413
Intangible assets, net	15	260,767	253,840	2,068,275	1,918,349
Total non-current assets		11,834,372	12,868,908	18,328,190	17,876,403
Total assets		12,274,944	13,959,438	33,808,035	36,441,003

6

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Liabilities
Current liabilities
Trade payables	17.a	27,756	46,535	2,861,011	4,710,952
Trade payables - reverse factoring	17.b	‐	‐	1,769,651	2,666,894
Loans, financing and derivative financial instruments	16	-	-	1,011,732	869,067
Debentures	16	‐	1,800,213	724,968	2,491,610
Salaries and related charges	18	49,201	76,357	330,689	460,906
Taxes payable	19	860	1,444	201,293	192,430
Dividends payable	24	8,259	38,936	17,967	48,525
Income and social contribution taxes payable		‐	‐	162,895	315,053
Post-employment benefits	20.b	1,396	1,396	21,861	21,809
Provision for asset retirement obligation	21	‐	‐	4,881	5,063
Provisions for tax, civil and labor risks	22.a	-	-	66,332	22,837
Leases payable	13	1,624	1,839	281,943	225,034
Financial liabilities of customers		‐	‐	193,233	154,405
Other payables		457	274	622,501	581,667
Total current liabilities		89,553	1,966,994	8,270,957	12,766,252

Non-current liabilities
Loans, financing and derivative financial instruments	16	‐	‐	6,379,388	4,845,393
Debentures	16	‐	‐	3,684,770	3,544,291
Related parties	8.a	2,875	2,875	3,492	3,492
Deferred income and social contribution taxes	9.a	‐	‐	718	299
Post-employment benefits	20.b	1,367	1,283	194,978	193,747
Provision for asset retirement obligation	21	‐	‐	47,355	46,695
Provisions for tax, civil and labor risks	22.a; 22.c	153,706	142,283	1,066,935	1,017,335
Leases payable	13	5,685	6,035	1,301,217	1,298,735
Financial liabilities of customers	‐	‐	‐	229,937	296,181
Subscription warrants - indemnification	23	46,780	42,776	46,780	42,776
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	12	70,582	76,646	186	157
Other payables	‐	12,532	11,805	211,775	210,682
Total non-current liabilities		293,527	283,703	13,167,531	11,499,783

Equity
Share capital	24.a	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	24.b	49,079	43,987	49,079	43,987
Capital reserve	‐	600,219	599,461	600,219	599,461
Treasury shares	24.c	(479,674)	(479,674)	(479,674)	(479,674)
Revaluation reserve of subsidiaries	‐	3,931	3,975	3,931	3,975
Profit reserves	‐	6,111,138	6,111,136	6,111,138	6,111,136
Retained earnings	‐	261,970	‐	261,970	‐
Accumulated other comprehensive income	‐	173,449	179,974	173,449	179,974
Additional dividends to the minimum mandatory dividends	‐	‐	78,130	‐	78,130
Equity attributable to:	‐
Shareholders of Ultrapar	‐	11,891,864	11,708,741	11,891,864	11,708,741
Non-controlling interests in subsidiaries	‐	‐	‐	477,683	466,227
Total equity	‐	11,891,864	11,708,741	12,369,547	12,174,968
Total liabilities and equity	‐	12,274,944	13,959,438	33,808,035	36,441,003

The accompanying notes are an integral part of the interim financial information.

7

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

		Parent		Consolidated
	Note	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Continuing operations
Net revenues from sales and services	25	‐	‐	30,551,753	31,503,291
Cost of products sold and services provided	26	‐	‐	(28,839,034)	(30,033,612)

Gross profit		‐	‐	1,712,719	1,469,679

Operating revenues (expenses)
Selling and marketing	26	‐	‐	(510,968)	(502,788)
General and administrative	26	(6,087)	(6,442)	(453,927)	(338,202)
Results from disposal of property, plant and equipment and intangible assets	27	‐	(20)	52,777	25,074
Other operating income (expenses), net	26	(172)	8	(133,210)	(102,320)

Operating income before financial result and share of profit (loss) of subsidiaries, joint ventures and associates		(6,259)	(6,454)	667,391	551,443
Share of profit (loss) of subsidiaries, joint ventures and associates	12	287,229	129,977	10,448	13,500
Income before financial result and income and social contribution taxes		280,970	123,523	677,839	564,943
Financial income	28	35,092	18,062	190,447	81,344
Financial expenses	28	(51,711)	(47,091)	(502,041)	(506,197)
Financial result, net	28	(16,619)	(29,029)	(311,594)	(424,853)
Income before income and social contribution taxes		264,351	94,494	366,245	140,090

Income and social contribution taxes
Current	9.b; 9.c	(9,796)	8,814	(139,676)	(78,474)
Deferred	9.b	7,510	4,597	47,256	55,217
		(2,286)	13,411	(92,420)	(23,257)
Net income from continuing operations		262,065	107,905	273,825	116,833

Discontinued operations		‐	344,347	‐	344,347
Net income for the period		262,065	452,252	273,825	461,180
Income attributable to:
Shareholders of Ultrapar		262,065	452,252	262,065	452,252
Non-controlling interests in subsidiaries		‐	‐	11,760	8,928

Earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	29	0.2393	0.0989	0.2393	0.0989
Diluted	29	0.2372	0.0984	0.2372	0.0984
Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	29	‐	0.3156	‐	0.3156
Diluted	29	‐	0.3139	‐	0.3139
Total earnings per share (based on weighted average number of shares outstanding) – R$
Basic	29	0.2393	0.4145	0.2393	0.4145
Diluted	29	0.2372	0.4123	0.2372	0.4123

The accompanying notes are an integral part of the interim financial information.

8

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Net income for the period, attributable to shareholders of Ultrapar		262,065	452,252	262,065	452,252
Net income for the period, attributable to non-controlling interest in subsidiaries		‐	‐	11,760	8,928
Net income for the period		262,065	452,252	273,825	461,180
Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of taxes		(6,525)	234,393	(6,525)	234,497
Translation adjustments and hedge of net investments in foreign operations, net of taxes		‐	(216,644)	‐	(216,644)
Total comprehensive income for the period		255,540	470,001	267,300	479,033
Total comprehensive income for the period attributable to shareholders of Ultrapar		255,540	470,001	255,540	470,001
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		‐	‐	11,760	9,032

The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	‐	78,130	11,708,741	466,227	12,174,968
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	262,065	‐	262,065	11,760	273,825
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	(6,525)	‐	‐	‐	(6,525)	‐	(6,525)
Total comprehensive income for the period	-	‐	‐	‐	‐	‐	‐	‐	(6,525)	‐	262,065	‐	255,540	11,760	267,300

Issuance of shares related to the subscription warrants - indemnification		‐	‐	758	‐	‐	‐	‐	‐	‐	‐	‐	758	‐	758
Equity instrument granted	8.c; 24.b	‐	5,092	‐	‐	‐	‐	‐	‐	‐	‐	‐	5,092	‐	5,092
Purchase of treasury shares		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐
Realization of revaluation reserve of subsidiaries	‐	‐	‐	‐	‐	(44)	‐	‐	‐	‐	(95)	‐	(139)	‐	(139)
Shareholder transaction - changes of investments	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(112)	(112)
Allocation of net income:
Dividends attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	(192)	(192)
Approval of additional dividends by the Ordinary General Meeting	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Balance as of March 31, 2023		5,171,752	49,079	600,219	(479,674)	3,931	882,577	5,228,561	173,449	‐	261,970	‐	11,891,864	477,683	12,369,547

							Profit reserves						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interest in subsidiaries	Total equity
Balance as of December 31, 2021		5,171,752	34,043	596,481	(488,425)	4,154	792,533	4,073,876	(422,138)	304,645	‐	‐	10,066,921	402,319	10,469,240

Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	‐	452,252	‐	452,252	8,928	461,180
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	234,393	(216,644)	‐	‐	17,749	104	17,853
Total comprehensive income for the period	12	‐	‐	‐	‐	‐	‐	‐	234,393	(216,644)	452,252	‐	470,001	9,032	479,033

Issuance of shares related to the subscription warrants - indemnification		‐	‐	651	‐	‐	‐	‐	‐	‐	‐	‐	651	‐	651
Equity instrument granted	8.c; 24.b	‐	4,787	‐	‐	‐	‐	‐	‐	‐	‐	‐	4,787	‐	4,787
Purchase of treasury shares		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(46)	‐	‐	‐	‐	46	‐	‐	‐	‐
Shareholder transaction - changes of investments		‐	‐	‐	‐	‐	‐	‐	‐	‐	(121)	‐	(121)	121	‐
Capital increase attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	35,046	35,046
Allocation of net income:
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(1,438)	(1,438)
Balance as of March 31, 2022		5,171,752	38,830	597,132	(488,425)	4,108	792,533	4,073,876	(187,745)	88,001	452,177	‐	10,542,239	445,080	10,987,319

(i)	Cumulative translation adjustment from discontinued operations. The accumulated effects were reclassified to income as a result of the sale of Oxiteno.
(ii)	Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Cash flows from operating activities from continuing operations
Net income from continuing operations		262,065	107,905	273,825	116,833
Adjustments to reconcile net income to cash provided by (consumed in) operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	12	(287,229)	(129,977)	(10,448)	(13,500)
Amortization of contractual assets with customers - exclusivity rights	11	-	-	132,138	88,751
Amortization of right-of-use assets	13	588	1,696	75,290	69,428
Depreciation and amortization	14; 15	2,291	461	196,119	177,459
Interest and foreign exchange rate variations		42,775	28,160	337,694	181,909
Current and deferred income and social contribution taxes	9.b	2,286	(13,411)	92,420	23,257
Gain (loss) on disposal of property, plant and equipment, intangible assets, and non-current assets	27	‐	20	(52,777)	(25,074)
Equity instrument granted		1,261	1,306	5,092	3,917
Provision for decarbonization - CBIO	26	‐	‐	152,815	126,306
Other provisions and others		11,858	2,620	83,642	(10,983)
		35,895	(1,220)	1,285,810	738,303
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	403,105	(513,131)
Inventories	6	‐	‐	1,130,592	(324,268)
Recoverable taxes	7	(15,223)	2,119	(187,308)	(60,672)
Dividends received from subsidiaries, joint ventures and associates		906,402	206,277	377	‐
Other assets		27,783	11,811	4,030	(14,441)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	17	(18,780)	(1,676)	(2,764,262)	(519,589)
Salaries and related charges	18	(27,156)	(17,142)	(131,184)	(62,524)
Taxes payable	19	(584)	(362)	7,708	22,654
Other liabilities		4,911	(10,418)	(128,476)	(39,709)
Acquisition of CBIO	15	‐	‐	(167,527)	(201,853)
Payments of contractual assets with customers - exclusivity rights	11	‐	‐	(132,442)	(124,747)
Income and social contribution taxes paid	22.a	‐	‐	(31,675)	(85,789)
Net cash provided (consumed) by operating activities from continuing operations		913,248	189,389	(711,252)	(1,185,766)
Net cash provided by operating activities from discontinued operations		‐	‐	‐	2,693
Net cash provided (consumed) by operating activities		913,248	189,389	(711,252)	(1,183,073)

Cash flows from investing activities
Financial investments, net of redemptions	4.b	‐	77,301	302,552	888,623
Acquisitions of property, plant and equipment and intangible assets	14; 15	(9,352)	(60)	(221,017)	(210,491)
Cash provided by disposal of investments and assets		‐	‐	149,609	33,005
Transactions with discontinued operations		‐	‐	‐	996,296
Capital increase in joint ventures		‐	(15,708)	‐	(3,000)
Net cash consumed in subsidiaries acquisition	33.b	‐	‐	(47,456)	‐
Net effect of capital decrease and increase in subsidiaries	12	572,004	‐	‐	‐
Net effect of investment purchase and sale transactions and other assets		‐	‐	(38,143)	‐
Net cash provided by investing activities from continuing operations		562,652	61,533	145,545	1,704,433
Net cash provided by investing activities from discontinued operations		‐	‐	‐	231,524
Net cash provided by investing activities		562,652	61,533	145,545	1,935,957

The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

Cash flows from financing activities
Loans, financing and debentures
Proceeds	16	‐	‐	1,708,600	‐
Repayments	16	(1,725,000)	‐	(1,851,741)	(4,653)
Interest and derivatives paid	16	(118,181)	(70,758)	(292,319)	(233,102)
Payments of lease
Principal	13	(727)	(2,272)	(82,089)	(104,623)
Interest paid	13	‐	(32)	(2,000)	(2,246)
Dividends paid		(108,615)	(184,991)	(108,714)	(185,423)
Proceeds from financial liabilities of customers		‐	‐	6,782	‐
Payments of financial liabilities of customers		‐	‐	(47,417)	‐
Capital increase made by non-controlling interests and redemption of shares		‐	‐	‐	21,527
Capital decrease		‐	‐	(26)	‐
Related parties		(4,576)	2,875	411	24
Net cash consumed by financing activities from continuing operations		(1,957,099)	(255,178)	(668,513)	(508,496)
Net cash consumed by financing activities from discontinued operations		‐	‐	‐	(153,908)
Net cash consumed by financing activities		(1,957,099)	(255,178)	(668,513)	(662,404)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐		(25,735)	(37,720)
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐		‐	(19,315)
Decrease in cash and cash equivalents - continuing operations		(481,199)	(4,256)	(1,259,955)	(27,549)
Increase in cash and cash equivalents - discontinued operations		‐	‐	‐	60,994
Cash and cash equivalents at the beginning of the period - continuing operations	4.a	605,461	21,533	5,621,769	2,280,075
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐		387,980
Cash and cash equivalents at the end of the period - continuing operations	4.a	124,262	17,277	4,361,814	2,252,526
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐		448,974
Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	134,825	187,848
Addition on contractual assets with customers - exclusivity rights		‐	‐	49,821	53,826
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		411	651	411	651
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	8,514	‐

The accompanying notes are an integral part of the interim financial information.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	31,359,944	32,767,046
Rebates, discounts and returns		‐	‐	(232,384)	(340,866)
Reversal (loss) allowance for expected credit losses	5	‐	‐	12,327	(14,517)
Amortization of contractual assets with customers - exclusivity rights	11	‐	‐	(132,138)	(88,751)
Gain (loss) on disposal of assets and other operating income, net	26; 27	(172)	(12)	(80,433)	(77,246)
		(172)	(12)	30,927,316	32,245,666
Materials purchased from third parties
Raw materials used		‐	‐	(358,458)	(398,630)
Cost of products and services sold		‐	‐	(28,534,673)	(29,609,206)
Materials, energy, third-party services and others		48,238	51,391	(353,584)	(572,105)
Provision for assets losses		‐	18	7,537	2,280
		48,238	51,409	(29,239,178)	(30,577,661)
Gross value added		48,066	51,397	1,688,138	1,668,005
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	13.a; 14; 15	(2,879)	(7,592)	(271,409)	(246,887)
Net value added produced by the Company		45,187	43,805	1,416,729	1,421,118
Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures and associates	12	287,229	129,977	10,448	13,500
Rents and royalties		‐	‐	76,995	68,373
Financial income	28	35,092	18,062	190,447	81,344
		322,321	148,039	277,890	163,217
Value added from continuing operations available for distribution		367,508	191,844	1,694,619	1,584,335
Value added from discontinued operations available for distribution		‐	279,356	‐	689,894
Total value added available for distribution		367,508	471,200	1,694,619	2,274,229
Distribution of value added
Personnel and related charges
Salaries and wages		35,729	31,780	330,697	249,424
Benefits		6,067	4,872	99,512	69,174
Government Severance Indemnity Fund for Employees (FGTS)		2,357	1,823	23,754	21,076
Others		925	1,623	21,075	18,316
		45,078	40,098	475,038	357,990
Taxes, fees, and contributions
Federal		11,325	(6,070)	341,607	405,222
State		‐	‐	89,825	133,619
Municipal		6	688	34,704	40,188
		11,331	(5,382)	466,136	579,029
Financial expenses and rents
Interest, exchange variations and financial instruments		45,534	45,392	389,351	358,606
Rents		979	2,968	33,041	10,125
Others		2,521	863	57,228	161,752
		49,034	49,223	479,620	530,483
Remuneration of own capital
Dividends		‐	‐	192	1,438
Interest on capital		‐	‐	‐	‐
Retained earnings		262,065	107,905	273,633	115,395
		262,065	107,905	273,825	116,833
Value added from continuing operations distributed		367,508	191,844	1,694,619	1,584,335
Value added from discontinued operations distributed		‐	279,356	‐	689,894
Value added distributed		367,508	471,200	1,694,619	2,274,229

The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

1 Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 30.

This interim financial information was authorized for issuance by the Board of Directors on May 3, 2023.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains the control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of  comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

14

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

a.2. Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share capital
			03/31/2023		12/31/2022
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	-	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Imaven Imóveis Ltda.	Brazil	Others	-	100	-	100
Ultragaz Participações Ltda. (5)	Brazil	Ultragaz	100	-	100	-
Ultragaz Energia Ltda. (6)	Brazil	Ultragaz	-	100	-	100
Stella GD Intermediação de Geração Distribuída de Energia Ltda. (5)	Brazil	Ultragaz	-	100	-	100
Companhia Ultragaz S.A. (4)	Brazil	Ultragaz	-	99	-	99
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda. (3)	Brazil	Ultragaz	-	100	-	100
LPG International Inc. (3)	Cayman Islands	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A. (7)	Brazil	Ultragaz	-	100	-	-
UVC Investimentos Ltda	Brazil	Others	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Others	100	-	100	-
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
TEAS – Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	-	100	-	100
Ultracargo Vila do Conde Logística Portuária S.A. (2)	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	-	100	-	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior	Brazil	Others	100	-	100	-
Eaí Clube Automobilista S.A.	Brazil	Others	100	-	100	-
Ultrapar Empreendimentos Ltda.(8)	Brazil	Others	100	-	-	-

The percentages in the table above are rounded.

(1)	Non-operating company in closing phase.
(2)	On April 29, 2022, the name of subsidiary Tequimar Vila do Conde Logística Portuária S.A. was changed to Ultracargo Vila do Conde Logística Portuária S.A.
(3)	On July 1, 2022, the indirect subsidiaries Bahiana Distribuidora de Gás Ltda. (“Bahiana”) and LPG International Inc. (“LPG”) became controlled by Ultragaz.
(4)	On August 1, 2022, the subsidiary Companhia Ultragaz S.A. (“Ultragaz”) became directly controlled by Ultrapar. In November 2022, Ultragaz became an investee of Ultragaz Participações Ltda.
(5)	On September 12, 2022, the Company through its subsidiary Ultragaz Energia Ltda. signed an agreement for the acquisition of all quotas of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The closing of the acquisition occurred on October 1, 2022.
15

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

(6)	On November 18, 2022, the name of subsidiary Ultragaz Comercial Ltda. was changed to Ultragaz Energia Ltda.
(7)	On November 21, 2022, Ultrapar through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. The transaction was closed on February 1, 2023.
(8)	Company established on February 28, 2023 with the purpose of holding interests in other companies.

b.Main events that occurred in the period

b.1 Acquisition of NEOgás do Brasil Gás Natural Comprimido S.A.

On November 21, 2022, Ultrapar, through its subsidiary Companhia Ultragaz S.A, signed an agreement for the acquisition of all shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”). The transaction was closed on February 1, 2023. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment. For further information, see Note 33.b.
2 Basis of preparation and presentation of the parent's individual and consolidated interim financial information

The individual and consolidated interim financial information ("quarterly information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

All relevant specific information of the interim financial information, and only this information, was presented and corresponds to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real, which is the Company’s functional currency, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the presented amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

The Company reviews its judgments, estimates and assumptions on an ongoing basis, as disclosed in the financial statements for the year ended December 31, 2022. No material changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2022.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

16

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

This interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices. This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2022, since its objective is to provide an update of the significant activities, events and circumstances in relation to those individual and consolidated financial statements.

Therefore, this interim financial information focuses on new activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

3. New accounting policies and changes in accounting policies adopted

The accounting policies have been consistently applied to all consolidated companies and are consistent with those used in the parent. The Company evaluated and, when necessary, applied for the first time the following standards and interpretations issued by the International Accounting Standards Board (IASB) and, on the date the interim financial information was authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

As of March 31, 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its interim financial information. For further information, see Note 31.h.

                 New accounting policies and changes in accounting policies adopted

The new standards and interpretations issued, up to the issuance of the Company's individual and consolidated interim financial information, are described below.

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/or after January 1, 2023 had no significant impact on the interim financial information for the period ended March 31, 2023:

    CPC 26 (R1)/IAS 1 – Classification of Liabilities as Current or Non-current
    CPC 26 (R1)/IAS 1 and Practical Expedient 2 of IFRS – Disclosure of Accounting Policies
    CPC 23/IAS 8 – Definition of Accounting Estimates
    CPC 32/IAS 12 – Deferred Tax Related to Assets and Liabilities arising from a Single Transaction Applicable

  a.2 Accounting policies not adopted

  The following new standards, amendments to standards and interpretations of IFRS issued by the IASB and effective on/or after January 1, 2023 were not adopted on the interim financial information for the period ended March 31, 2023:

    CPC 50/IFRS 17 – Insurance contracts
17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  4 Cash and cash equivalents, financial investments and derivative financial instruments

  Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the DI, in repurchase agreement, financial bills, and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

  The financial assets were classified based on business model of the Company and its subsidiaries and are disclosed in Note 31.i.

  The breakdown of cash and cash equivalents and financial investments is as follows:

  a.              Cash and cash equivalents

  Cash and cash equivalents are presented as follows:

	Parent		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Cash and banks
In local currency	703	1,919	121,226	105,986
In foreign currency	‐	‐	5,622	5,811
Financial investments considered cash equivalents
In local currency
Fixed-income securities	123,559	603,542	4,136,463	5,204,766
In foreign currency
Fixed-income securities	‐	‐	98,503	305,206
Total cash and cash equivalents	124,262	605,461	4,361,814	5,621,769

  b. Financial investments and derivative financial instruments

  The financial investments that are not classified as cash and cash equivalents are presented as follows:

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Parent		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Financial investments
In local currency
Fixed-income securities and funds	‐	-	110,195	406,683
Currency and interest rate hedging instruments (a)	‐	‐	653,471	556,510
Total financial investments and derivative financial instruments	‐	-	763,666	963,193
Current	‐	-	258,251	520,352
Non-current	‐	‐	505,415	442,841

  (a)  Accumulated gains, net of income tax (see Note 31.g).

  5 Trade receivables, reseller financing and other receivables (Consolidated)

  a. Trade receivables

  The breakdown of trade receivables is as follows:

	03/31/2023	12/31/2022
Domestic customers	3,890,615	4,527,167
Domestic customers - related parties (see note 8.a.2)	125	64
Foreign customers	249,656	3,401
Foreign customers - related parties (see note 8.a.2)	2,866	2,695
	4,143,262	4,533,327
(-) Allowance for expected credit losses	(335,866)	(322,753)
Total	3,807,396	4,210,574
Current	3,749,542	4,149,111
Non-current	57,854	61,463

  The breakdown of trade receivables, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2023	4,143,262	3,467,060	37,510	28,302	20,244	36,551	553,595
12/31/2022	4,533,327	3,930,178	20,873	18,741	21,482	46,586	495,467

  The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2023	335,866	18,622	1,815	2,388	1,408	14,392	297,241
12/31/2022	322,753	21,425	1,747	1,384	4,913	15,222	278,062

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2022	322,753
Additions	55,766
Reversals	(26,806)
Write-offs	(15,847)
Balance as of March 31, 2023	335,866

  For further information on the allowance for expected credit losses, see Note 31.d.3.

  b. Reseller financing

  The breakdown of reseller financing is comprised as follows:

	03/31/2023	12/31/2022
Reseller financing – Ipiranga	1,187,404	1,234,634
(-) Allowance for expected credit losses	(147,847)	(173,287)
	1,039,557	1,061,347
Current	516,545	559,825
Non-current	523,012	501,522

  The breakdown of reseller financing, gross of allowance for expected credit losses, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2023	1,187,404	839,729	11,705	5,231	2,828	16,628	311,283
12/31/2022	1,234,634	826,210	8,944	3,892	11,040	11,943	372,605

   The breakdown of the allowance for expected credit losses is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2023	147,847	1,202	1,028	657	376	7,488	137,096
12/31/2022	173,287	1,327	483	1,132	3,704	4,937	161,704

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  Movements in the allowance for expected credit losses are as follows:

Balance as of December 31, 2022	173,287
Additions	5,710
Reversals	(30,679)
Write-offs	(471)
Balance as of March 31, 2023	147,847

  For further information on the allowance for expected credit losses, see Note 31.d.3.

  c. Trade receivables - sale of subsidiaries

  The breakdown of other receivables is comprised as follows:

	Parent		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	762,060	782,655
(-) Adjustment to present value - sale of investments (ii)	‐	‐	(43,308)	(55,598)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	378,846	369,508	378,846	369,508
	378,846	369,508	1,097,598	1,096,565
Current	189,423	184,754	189,423	184,754
Non-current	189,423	184,754	908,175	911,811

  (i) Refers to the final installment of the sale of Oxiteno, in the amount of USD 150 million, due in April 2024. In May 2022 Ultrapar made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Oxiteno to Ultrapar International.

  (ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.1741%. The amount as of March 31 includes present value realization and exchange variation of the transaction closing date until March 31, 2023.

  (iii) Refers to part of the payment of the Extrafarma sale transaction, which will be paid in two installments of R$ 184,754, maturing in August 2023 and August 2024, monetarily adjusted by the CDI rate + 0.5% p.a. In December 2022, the subsidiary IPP made an onerous assignment, without right of recourse and co-obligation, of the receivable from the sale of Extrafarma to parent Ultrapar.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  6 Inventories (Consolidated)

  The breakdown of inventories, net of provision for losses, is shown below:

	03/31/2023	12/31/2022
Fuels, lubricants and greases	2,860,549	3,782,522
Raw materials	360,379	380,993
Liquified petroleum gas - LPG	105,661	143,516
Consumable materials and other items for resale	146,363	125,239
Purchase for future delivery (1)	289,774	453,817
Properties for resale	19,823	19,996
	3,782,549	4,906,083

  (1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition

  Movements in the provision for losses are as follows:

Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(240)
Reversal of provision for adjustment to realizable value	(925)
Balance as of March 31, 2023	20,761

  7 Recoverable taxes (Consolidated)

  a. Recoverable taxes

  Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2023	12/31/2022
ICMS - State VAT (a.1)	1,431,601	1,312,990
PIS and COFINS - Federal VAT (a.2)	2,221,313	2,410,736
Others	79,893	59,545
Total	3,732,807	3,783,271
Current	1,498,407	1,610,312
Non-current	2,234,400	2,172,959

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  a.1 The recoverable ICMS net of provision for losses is substantially related to the following subsidiaries and operations:

  The subsidiaries IPP, Bahiana Distribuidora de Gás Ltda. (“Bahiana”), Cia. Ultragaz, AM/PM, Tropical and Iconic Lubrificantes S.A. (“Iconic”) have credits in the amount of R$ 1,431,601 (R$ 1,312,990 as of December 31, 2022) recognized, mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), in the case of the subsidiaries IPP, Bahiana and Cia. Ultragaz; and c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base is used higher than that of the actual operation performed by the subsidiary IPP.

  The amounts of recoverable ICMS are realized by the operation subjected to taxes itself, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

  a.2 The recoverable PIS and COFINS are substantially related to:

  ICMS in the PIS and COFINS calculation basis – The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

  Supplementary Law 192 – On March 11, 2022, Supplementary Law (“LC”) 192/22 was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

  On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional act, on June 2, 2022, a Direct Unconstitutionality Action 7181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle.

  Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to August 15, 2022 (90 day after the publication of the provisional act that restricted the right to take credits on taxpayers), which, as decided by STF, must be the MP 1118/22 effective date, remained in force.

  The Company, through its subsidiaries Ipiranga and Ultragaz, has credits in the amount of R$ 776,247 (R$971,373 as of December 31, 2022) from the LC 192/22. The Management estimates the realization of these credits within up to 5 years.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  b. Recoverable income and social contribution taxes

  Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Management estimates the realization of these credits within up to 5 years.

	Consolidated
	03/31/2023	12/31/2022
IRPJ and CSLL	484,806	499,517
Current	110,945	96,134
Non-current	373,861	403,383

  8 Related parties

  a. Related parties

  The balances and transactions between the Company and its related parties are disclosed below:

  a.1 Parent

	03/31/2023
	Assets		Liabilities
	Related parties	Other receivables	Related parties	Other payables
Ipiranga Produtos de Petróleo S.A.	-	50,258	‐	35
Cia Ultragaz S.A.	4,987	9,467	-	133
Ultracargo Logística S.A.	-	2,680	‐	‐
Eaí Clube Automobilista S.A.	-	487	‐	‐
UVC Investimentos Ltda	-	30	‐	6
am/pm Comestíveis Ltda.	-	2,513	‐	225
Iconic Lubrificantes S.A.	-	‐	‐	18
Química da Bahia Indústria e Comércio S.A.	-	‐	2,875	‐
SERMA - Ass. dos usuários equip. proc. de dados	-	227	‐	8,514
Other	-	59	‐	591
Total	4,987	65,721	2,875	9,522

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

	12/31/2022			03/31/2022
	Assets	Liabilities
	Other receivables	Related parties	Other payables	Financial result
Ipiranga Produtos de Petróleo S.A.	79,070	‐	111	11,410
Cia Ultragaz S.A.	15,198	‐	28	-
Ultracargo Logística S.A.	3,940	‐	‐	‐
Eaí Clube Automobilista S.A.	487	‐	‐	‐
UVC Investimentos Ltda	21	‐	‐	‐
am/pm Comestíveis Ltda.	57	‐	‐	‐
Iconic Lubrificantes S.A.	12	‐	‐	‐
Química da Bahia Indústria e Comércio S.A.	‐	2,875	‐	‐
SERMA - Ass. dos usuários equip. proc. de dados	4	‐	30	‐
Other	89	‐	431	‐
Total	98,878	2,875	600	11,410

  a.2 Consolidated

  Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	03/31/2023			03/31/2023
	Loan (1)	Commercial transactions		Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	3,740	‐	118,194
União Vopak Armazéns Gerais Ltda.	‐	125	‐	200	‐
Latitude Logística Portuária S.A.	‐	‐	29	‐	‐
Nordeste Logística I S.A.	‐	‐	19	‐	‐
Nordeste Logística III S.A.	‐	‐	17	‐	‐
Navegantes Logistica Portuária S.A.	‐	77	‐	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	10	197	‐
Chevron Latin America Marketing LLC (2)	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	‐	51	‐	‐
Chevron Marine Products (2)	‐	2,535	‐	2,715	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	55,366	‐	47,987
Chevron Products Company (2)	‐	‐	64,327	‐	78,377
Chevron Belgium NV (2)	‐	‐	1,842	‐	9,591
Chevron Petroleum CO Colombia (2)	‐	220	‐	‐	‐
Chevron Brasil Óleos Básicos Ltda. (2)	‐	‐	6	‐	‐
Others (1)	617	‐	3	‐	‐
Total	3,492	2,991	125,410	3,112	254,149

  (1) Loans contracted have indefinite terms and do not contain remuneration clause.

  (2) Non-controlling shareholders and other related parties of Iconic.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

	12/31/2022			03/31/2022
	Loans	Commercial transactions		Trading transactions
	Liabilities	Receivables	Trade payables	Sales and services provided	Purchases
Química da Bahia Indústria e Comércio S.A.	2,875	‐	‐	‐	‐
Refinaria de Petróleo Riograndense S.A.	‐	‐	26,062	‐	53,888
União Vopak Armazéns Gerais Ltda.	‐	61	‐	196	‐
Latitude Logística Portuária S.A.	‐	3	346	‐	‐
Nordeste Logística I S.A.	‐	‐	22	‐	‐
Nordeste Logística III S.A.	‐	‐	17	‐	‐
Chevron (Thailand) Limited (2)	‐	‐	113	‐	776
Chevron Latin America Marketing LLC (2)	‐	34	‐	‐	‐
Chevron Lubricants Oils S.A. (2)	‐	403	‐	282	‐
Chevron Marine Products (2)	‐	1,950	‐	4,193	‐
Chevron Oronite Brasil Ltda. (2)	‐	‐	53,912	‐	42,202
Chevron Products Company (2)	‐	‐	178,846	‐	207,629
Chevron Belgium NV (2)	‐	‐	326	‐	931
Chevron Petroleum CO Colombia (2)	‐	220	‐	-	‐
Chevron Brasil Óleos Básicos Ltda. (2)	‐	‐	‐	‐	‐
Chevron Lubricants Lanka PLC (2)	‐	88	‐	-	‐
Others (1)	617	‐	‐	‐	‐
Total	3,492	2,759	259,644	4,671	305,426

  (1) Loans contracted have indefinite terms and do not contain remuneration clauses.

  (2) Non-controlling shareholders and other related parties of Iconic.

  Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance. In the opinion of the Company’s and its subsidiaries’ Management, transactions with related parties are not subject to settlement risk, therefore, no provision for expected losses on accounts receivable or guarantees are recorded. Guarantees provided by the Company in loans of subsidiaries and associates are mentioned in Note 16.

  b. Key executives (Consolidated)

  The Company’s compensation strategy for Management’s key executives combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. For further details about post-employment benefits see Note 20.b.

  The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	03/31/2023	03/31/2022
Short-term compensation	13,532	13,748
Stock compensation	5,833	3,481
Post-employment benefits	794	686
Total	20,159	17,915

  c. Deferred stock plan (Consolidated)

  Since 2003 Ultrapar has adopted a stock plan in which the executive has the benefit from shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial grant of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors members are not eligible to participate in the stock plan. The fair value of the grants was determined on the grant date based on the market value of the shares on B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

  The table below summarizes shares granted to the management of the Company and its subsidiaries:

Grant date	Number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 04, 2016	‐	2023	32.72	9,732	(9,732)	‐
Balance as of March 31, 2023	‐			9,732	(9,732)	‐

  For the three-month period ended March 31, 2023, the amortization of R$ 88 (reversal of R$ 192 in the period ended March 31, 2022) was recognized as general and administrative expense.

  The table below summarizes the changes in the number of shares granted:

Balance as of December 31, 2022	66,664
Shares transferred to executives	(66,664)
Balance as of March 31, 2023	‐

  In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a new incentive plan based on shares (“Plan”), which establishes the general terms and conditions for the granting of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

  As a result of the Plan, common shares representing at most 1% of the Company's share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  The table below summarizes the restricted and performance stock programs:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Market price of shares on the grant date (in R$ per share)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	April 4, 2018	5,574	2023	34.35	424	(424)	‐
Restricted	September 19, 2018	80,000	2024	19.58	2,675	(2,007)	668
Restricted	September 24, 2018	80,000	2024	18.40	2,528	(1,896)	632
Restricted	April 3, 2019	71,096	2023 and 2024	23.25	3,239	(2,931)	308
Performance	April 3, 2019	35,548	2024	23.25	1,599	(1,291)	308
Restricted	September 2, 2019	240,000	2025	16.42	8,010	(5,289)	2,721
Restricted	April 1, 2020	174,090	2023 to 2025	12.53	4,210	(3,330)	880
Performance	April 1, 2020	277,177	2023 to 2025	12.53	6,354	(5,201)	1,153
Restricted	September 16, 2020	300,000	2026	23.03	11,793	(5,078)	6,715
Restricted	April 7, 2021	409,577	2024	21.00	16,382	(10,995)	5,387
Performance	April 7, 2021	452,376	2024	21.00	17,598	(12,210)	5,388
Restricted	September 22, 2021	1,000,000	2027	14.17	24,363	(6,552)	17,811
Restricted	April 6, 2022	785,011	2025	14.16	21,731	(7,325)	14,406
Performance	April 6, 2022	791,730	2025	14.16	21,789	(7,383)	14,406
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(3,736)	60,312
Restricted	December 7, 2022	1,500,000	2032	13.47	38,125	(1,271)	36,854
		8,842,179			244,868	(76,919)	167,949

Balance as of December 31, 2022	8,934,704
Shares granted during the period	75,356
Cancellation of granted shares due to termination of executive employment	(158,497)
Shares transferred (vesting)	(9,384)
Balance as of March 31, 2023	8,842,179

  The Company do not have shares that were not transferred after the period for transfer of ownership of the shares. For the quarter ended March 31, 2023, a general and administrative expense in the amount of R$ 9,735 was recognized in relation to the Plan (R$ 5,208 for the quarter ended March 31, 2022).

  For both plans, the Company or the beneficiary does not have the option to receive cash, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  9 Income and social contribution taxes

  a. Deferred income (IRPJ) and social contribution taxes (CSLL)

  The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provision for differences between cash and accrual basis, tax loss carryforwards, negative tax bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	47,524	47,436
Provision for tax, civil and labor risks	52,260	48,376	249,968	225,585
Provision for post-employment benefits	939	911	75,082	74,644
Provision for differences between cash and accrual basis (i)	‐	‐	48,373	63,330
Goodwill	‐	‐	2,974	3,561
Business combination – tax basis vs. accounting basis of goodwill	‐	‐	17,589	17,575
Provision for asset retirement obligation	‐	‐	15,935	15,737
Provision for suppliers	3,641	6,090	155,702	132,657
Provision for profit sharing and bonus	2,865	14,453	19,101	69,588
Leases payable	322	317	63,845	60,484
Change in fair value of subscription warrants	10,725	9,224	10,725	9,224
Provision for deferred revenue	‐	‐	7,772	8,121
Other temporary differences	6,392	5,575	34,687	43,715
Tax losses and negative basis for social contribution carryforwards (10.d)	80,817	65,505	325,538	283,238
Total	157,961	150,451	1,074,815	1,054,895
Offset liability balance	‐	‐	(127,674)	(156,660)
Net balances of deferred tax assets	157,961	150,451	947,141	898,235
Liabilities - deferred income and social contribution taxes on:
Revaluation of property, plant and equipment	‐	‐	382	387
Leases payable	‐	‐	‐	171
Provision for differences between cash and accrual basis (i)	‐	‐	17,096	9,389
Goodwill	‐	‐	27,691	27,691
Business combination - fair value of assets	‐	‐	60,739	61,521
Provision for deferred revenue	‐	‐	1	‐
Provision for post-employment benefits	-	-	2	-
Other temporary differences	‐	‐	22,481	57,800
Total	‐	‐	128,392	156,959
Offset asset balance	‐	‐	(127,674)	(156,660)
Net balance of deferred tax liabilities	‐	‐	718	299

  (i) Refers, mainly, to the income tax on the exchange variation of the hedge derivative instruments.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of Saturdays of December 31, 2022	150,451	897,936
Deferred IRPJ and CSLL recognized in income for the year	7,510	47,256
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	1,231
Balance as of March 31, 2023	157,961	946,423

  b. Reconciliation of income and social contribution taxes in the statement of income

  IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Income before taxes	264,351	94,494	366,245	140,090
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(89,879)	(32,128)	(124,523)	(47,632)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(515)	(7,939)	(2,050)	(8,472)
Nontaxable revenues (ii)	65	9,286	23,306	11,344
Adjustment to estimated income (iii)	‐	‐	2,047	2,733
Unrecorded deferred income and social contribution tax carryforwards (iv)	‐	‐	(2,889)	(1,348)
Share of profit (loss) of subsidiaries, joint ventures and associates	97,658	44,192	3,552	4,592
Interest on capital	‐	‐	‐	1
Other adjustments	(9,615)	‐	(12,640)	(467)
Income and social contribution taxes before tax incentives	(2,286)	13,411	(113,197)	(39,249)
Tax incentives – SUDENE (9.c)	-	‐	20,777	15,992
Income and social contribution taxes in the statement of income	(2,286)	13,411	(92,420)	(23,257)
Current	(9,796)	8,814	(139,676)	(78,474)
Deferred	7,510	4,597	47,256	55,217
Effective IRPJ and CSLL rates - %	0.9	(14.2)	25.2	16.6

(i)	Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative results of foreign subsidiaries and certain provisions.
(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary adjustment (SELIC) in the repetition of undue tax lawsuits.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

(iii)	Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution losses are calculated on a basis equal to 32% of the operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries.
(iv)	See Note 9.d.

  c. Tax incentives – SUDENE

  The following subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, under the terms of the development program of the region operated by the Superintendence for the Development of the Northeast (“SUDENE”), in compliance with the current law:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Ultracargo Logística S.A.	Aratu Terminal(1)	75	2022
	Suape Terminal	75	2030
	Itaqui Terminal	75	2030

  (1)  In December 2022, an application for renewal of Aratu Terminal concession term for an additional 10 years was filed with SUDENE, once approved, the respective benefit will be retroactive to January 1, 2023.

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  d. Taxes losses and negative basis for social contribution carryforwards

  As of March 31, 2023, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution, whose annual compensations are limited to 30% of taxable income in a given tax year, which do not expire.

  The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2023	12/31/2022
Oil Trading	95,164	93,627
Ultrapar (i)	80,816	65,505
Abastece aí	72,810	66,347
Ipiranga	40,249	28,894
Ultracargo Vila do Conde	31,092	22,313
Others	5,407	6,552
	325,538	283,238

  (i) Include the amount of R$ 30,576 of deferred taxes recognized on the tax loss of subsidiary Ultrapar International as of March 31, 2023 (R$ 33,663 as of December 31, 2022).

  The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	03/31/2023	12/31/2022
Integra Frotas	12,956	12,394
Millennium	6,990	6,154
Others	2,468	997
	22,414	19,545

  e. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

  The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation (SELIC) received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered R$ 133,162 as of March 31, 2023 (R$ 128,420 as of December 31, 2022).

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  10 Prepaid expenses (Consolidated)

	03/31/2023	12/31/2022
Rents	30,903	26,888
Advertising and publicity	50,493	49,426
Insurance premiums	46,335	48,584
Software maintenance	41,078	26,114
Employee benefits	14,487	6,923
IPVA and IPTU	8,907	1,195
Contribution - private pension fund (see Note 20.a)	21,783	18,204
Other prepaid expenses	32,698	21,178
	246,684	198,512
Current	173,055	123,699
Non-current	73,629	74,813

  11 Contractual assets with customers - exclusivity rights (Consolidated)

  Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations and major customers that are recognized at the time of their occurrence and recognized as reductions of the revenue from sales and services in the statement of income according to the conditions established in the agreement, being reviewed as changes occur under the terms of the agreements. The contracts amortization occurs in accordance with the contractual terms of customer performance.

  Changes are shown below:

Balance as of December 31, 2022	2,205,591
Additions	181,959
Amortization	(132,138)
Balance as of March 31, 2023	2,255,412
Current	672,586
Non-current	1,582,826

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

  12 Investments in subsidiaries, joint ventures and associates

  The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of subsidiaries and joint ventures
				03/31/2023	12/31/2022	03/31/2023	03/31/2022
Subsidiaries
Ultracargo - Operações Logísticas e Participações Ltda.	1,446,631	63,768	100	1,446,631	1,651,115	63,768	47,110
Ipiranga Produtos de Petróleo S.A.	8,061,555	28,715	100	8,061,555	8,142,013	28,714	111,825
Ultrapar International S.A.	(70,582)	6,064	100	(70,582)	(76,646)	6,064	(21,773)
UVC	37,738	(2,585)	100	37,738	39,123	(2,585)	(1,966)
Centro de Conveniências Millennium Ltda.	9,424	(2,458)	100	9,424	11,883	(2,458)	(1,647)
Eaí Clube Automobilista S.A.	141,126	(9,710)	100	141,126	110,836	(9,710)	(16,406)
Ultragaz Participações Ltda.(i)	1,455,991	190,738	100	1,455,991	2,263,339	190,738	‐
UVC Investimentos Ltda (iii)	81	8	100	81	73	8	‐
Joint ventures
Química da Bahia Indústria e Comércio S.A. (ii)	7,019	(21)	50	3,510	3,520	(10)	‐
Refinaria de Petróleo Riograndense S.A. (iv)	102,739	38,248	33	34,118	25,185	12,700	12,834

Total (A)				11,119,592	12,170,441	287,229	129,977
Total provision for equity deficit (B)				(70,582)	(76,646)
Total investments (A - B)				11,190,174	12,247,087

  The percentages in the table above are rounded.

(i)	Until July 31, 2022, Ultragaz was a subsidiary of Ipiranga Produtos de Petróleo S.A. On August 1, 2022, the Company acquired a 99% interest in Cia. Ultragaz. On November 1, 2022, Ultragaz Participações S.A., which became the direct parent of Companhia Ultragaz S.A. and subsidiaries, was established. For further information, see Note 1.a.2
(ii)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.
(iii)	On August 1, 2022, Ultrapar acquired the total shares of UVC Investimentos Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iv)	Investment considers capital loss balances of R$ 11,176 on March 31, 2023 (R$ 11,356 on December 31, 2022).

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

				Consolidated
	Equity	Profit (loss) for the period	Interest in share capital - %	Investments		Share of profit (loss) of joint ventures and associates
				03/31/2023	12/31/2022	03/31/2023	03/31/2022
Joint ventures
União Vopak – Armazéns Gerais Ltda (1)	8,960	(648)	50	4,480	4,456	(324)	(518)
Refinaria de Petróleo Riograndense S.A. (2)	102,739	38,248	33	34,118	25,186	12,700	12,834
Latitude Logística Portuária S.A. (3)	15,807	(265)	50	7,903	7,638	266	354
Navegantes Logística Portuária S.A. (3)	65,737	(4,592)	33	21,912	23,250	(1,338)	(894)
Nordeste Logística I S.A. (3)	16,672	1,765	33	5,557	6,340	(783)	767
Nordeste Logística II S.A. (3)	56,795	(408)	33	18,932	19,415	(484)	(143)
Nordeste Logística III S.A. (3)	51,231	1,151	33	17,077	17,038	40	(13)
Química da Bahia Indústria e Comércio S.A. (i)	7,019	(21)	50	3,510	3,520	(11)	‐
Associates
Transportadora Sulbrasileira de Gás S.A. (4)	17,156	1,644	25	4,289	3,898	391	1,121
Metalúrgica Plus S.A. (5)	(558)	(87)	33	(186)	(157)	(29)	(27)
Plenogás Distribuidora de Gás S.A. (5)	1,527	60	33	509	615	20	19
Other investments	‐	‐	‐	28	28	‐	‐

Total (A)				118,129	111,227	10,448	13,500
Total provision for equity deficit (B)				(186)	(157)
Total investments (A - B)				118,315	111,384

  The percentages in the table above are rounded.

(i)	The Company acquired a 50% interest in Química da Bahia on February 1, 2022. Until January 31, 2022, Química da Bahia was an associate of Oxiteno S.A.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

(1)	The subsidiary Ultracargo Logística holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage at the port of Paranaguá.
(2)	The Company holds an interest in Refinaria de Petróleo Riograndense S.A. (“RPR”), which is primarily engaged in oil refining.
(3)	The subsidiary IPP participates in the port concession BEL02A at the port of Miramar, in Belém (PA), through Latitude Logística Portuária S.A. (“Latitude”); for the port of Vitória (ES), it participates through Navegantes Logística Portuária S.A. (“Navegantes”); in Cabedelo (PB), it holds an interest in Nordeste Logística I S.A. ("Nordeste Logística I"), Nordeste Logística II S.A. ("Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”).
(4)	The subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A. (“TSB”), which is primarily engaged in natural gas transportation services.
(5)	The subsidiary Cia. Ultragaz holds an interest in Metalúrgica Plus S.A. (“Metalplus”), which is primarily engaged in the manufacture and trading of LPG containers and has interest in Plenogás Distribuidora de Gás S.A. (“Plenogás”), which is primarily engaged in the marketing of LPG containers. Currently, the associates have their operational activities suspended.

  Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates	274,539	12,690	287,229	10,066	382	10,448
Dividends	(763,590)	‐	(763,590)	‐	(126)	(126)
Equity instrument granted	3,831	‐	3,831	‐	‐	‐
Valuation adjustments	(2,600)	(3,767)	(6,367)	(3,767)	‐	(3,767)
Capital increase in cash	41,200	‐	41,200	‐	‐	‐
Shareholder transactions - changes of interest	52	‐	52	‐	‐	‐
Capital decrease	(613,204)	‐	(613,204)	‐	‐	‐
Other movements	-	-	-	347	-	347
Balance as of March 31, 2023 (i)	11,081,964	37,628	11,119,592	113,489	4,640	118,129

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
As of March 31, 2023 and December 31, 2022
(In thousands of Brazilian Reais)

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Total
Balance as of December 31, 2021 (i)	8,247,649	4,548	8,252,197	71,389	7,204	78,593
Share of profit (loss) of subsidiaries, joint ventures and associates	1,286,253	26,098	1,312,351	9,397	2,784	12,181
Dividends	(352,993)	(4,296)	(357,289)	(4,298)	(2,076)	(6,374)
Equity instrument granted	14,195	‐	14,195	‐	‐	‐
Valuation adjustments	1,798	267	2,065	267	‐	267
Actuarial gain of post-employment benefits of subsidiaries, net of income and social contribution taxes	288	(1,440)	(1,152)	(1,440)	‐	(1,440)
Capital increase in cash	369,021	‐	369,021	28,000	‐	28,000
Shareholder transactions - changes of interest	910	3,528	4,438	3,528	(3,528)	‐
Redemption of shares Ultragaz	(23,065)	‐	(23,065)	‐	‐	‐
Acquisition of Cia Ultragaz	1,823,105	‐	1,823,105	‐	‐	‐
Acquisition of UVC Investimentos	(129)	‐	(129)	‐	‐	‐
Movements in discontinued operations	774,704	‐	774,704	‐	‐	‐
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	111,227

  (i) Investments in subsidiaries, joint ventures and associates net of provision for negative equity.

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  13 Right-of-use assets and leases payable (Consolidated)

  The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas and (iv) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

    Right-of-use assets
    Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement	Write-offs	Transfers (i)	Amortization	Acquisition of subsidiary	Balance as of 3/31/2023
Cost:
Real estate	10	2,019,898	76,978	(37,421)	‐	‐	4,274	2,063,729
Port areas	29	311,174	‐	‐	‐	‐	‐	311,174
Vehicles	4	186,455	47,144	(22,239)	‐	‐	614	211,974
Equipment	5	26,345	168	‐	‐	‐	996	27,509
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	124,290	(59,660)	‐	‐	5,884	2,642,232

Accumulated amortization:
Real estate		(634,688)	‐	23,611	(1,042)	(56,483)	(393)	(668,995)
Port areas		(36,773)	‐	‐	‐	(1,912)	‐	(38,685)
Vehicles		(83,902)	‐	21,919	‐	(15,759)	(217)	(77,959)
Equipment		(2,850)	‐	‐	‐	(251)	(157)	(3,258)
Others		(22,128)	‐	‐	‐	(885)	‐	(23,013)
		(780,341)	‐	45,530	(1,042)	(75,290)	(767)	(811,910)

Net amount		1,791,377	124,290	(14,130)	(1,042)	(75,290)	5,117	1,830,322

  (i) Refers to R$ 1,042 transferred to property, plant and equipment.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  b. Leases payable

  The changes in leases payable are shown below:

Balance as of December 31, 2022	1,523,769
Interest accrued	35,838
Payments of leases	(82,089)
Interest payment	(2,000)
Additions and remeasurement	134,825
Write-offs	(32,374)
Acquisition of subsidiary	5,191
Balance as of March 31, 2023	1,583,160

Current	281,943
Non-current	1,301,217

  The undiscounted future cash outflows are presented below:

	03/31/2023	12/31/2022
Up to 1 year	402,974	343,792
1 to 2 years	338,309	319,284
2 to 3 years	256,063	277,318
3 to 4 years	207,685	201,227
4 to 5 years	174,222	173,229
More than 5 years	1,077,947	1,089,255
Total	2,457,200	2,404,105

  The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

  b.1. Discount rates

  The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Discount rate (% p.a.)
From 1 to 5 years	8.89%
From 6 to 10 years	8.04%
From 11 to 15 years	9.75%
More than 15 years	10.03%

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

  c. Effects of inflation and potential right of recoverable Pis and Cofins - disclosures required by the CVM in the letter SNC/SEP 02/2019

  The effects of inflation for the period ended March 31, 2023 are as follows:

Right-of-use asset, net
Nominal base	1,830,322
Inflated base	2,157,279
17.9%

Leases payable
Nominal base	1,583,160
Inflated base	1,910,115
20.7%

Finance expenses
Nominal base	35,838
Inflated base	42,070
17.4%

Amortization expense
Nominal base	75,290
Inflated base	86,219
14.5%

  The possible rights of PIS and COFINS on payments of leases, calculated with basis on 9.25% tax according to the Brazilian tax legislation for the period ended March 31, 2023 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	146,442
Nominal cash flow	227,291

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

14 Property, plant, and equipment (Consolidated)

Balances and changes in property, plant and equipment are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 03/31/2023
Cost:
Land		619,116	1,171	‐	-	(10,087)	36	610,236
Buildings	32	1,532,506	14,874	‐	25,736	(9,296)	891	1,564,711
Leasehold improvements	11	1,169,326	5,543	‐	22,499	(4,108)	4,551	1,197,811
Machinery and equipment	11	3,186,759	27,331	‐	19,628	(783)	103,156	3,336,091
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	25,687	‐	23,594	(17,380)	‐	3,245,024
LPG tanks and bottles	9	920,287	39,224	‐	-	(8,589)	‐	950,922
Vehicles	8	325,094	1,952	‐	702	(163)	1,062	328,647
Furniture and fixtures	8	201,708	2,296	‐	337	(170)	1,004	205,175
IT equipment	4	303,023	3,377	‐	(406)	(7,339)	1,486	300,141
Construction in progress		694,726	68,890	‐	(93,937)	-	5,054	674,733
Advances to suppliers		18,139	988	‐	157	-	180	19,464
Imports in progress		902	-	‐	-	-	‐	902
		12,184,709	191,333	‐	(1,690)	(57,915)	117,420	12,433,857

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Balance as of 12/31/2022	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries	Balance as of 3/31/2023
Accumulated depreciation:
Buildings	(591,812)	‐	(10,972)	-	6,139	(438)	(597,083)
Leasehold improvements	(618,256)	‐	(17,382)	-	3,293	(1,047)	(633,392)
Machinery and equipment	(1,926,954)	‐	(45,944)	-	307	(39,612)	(2,012,203)
Automotive fuel/lubricant distribution equipment and facilities	(2,113,657)	‐	(41,003)	(1)	13,795	‐	(2,140,866)
LPG tanks and bottles	(557,260)	‐	(19,357)	-	7,241	‐	(569,376)
Vehicles	(154,177)	‐	(6,603)	-	73	(254)	(160,961)
Furniture and fixtures	(118,438)	‐	(3,358)	1	37	(633)	(122,391)
IT equipment	(239,978)	‐	(5,896)	-	6,279	(1,109)	(240,704)
	(6,320,532)	‐	(150,515)	‐	37,164	(43,093)	(6,476,976)
Provision for impairment losses:
Land	(146)	‐	‐	‐	-	‐	(146)
Leasehold improvements	(30)	‐	‐	‐	-	‐	(30)
Machinery and equipment	(1,566)	‐	‐	‐	-	‐	(1,566)
Automotive fuel/lubricant distribution equipment and facilities	(22)	‐	‐	‐	-	‐	(22)
	(1,764)	‐	‐	‐	‐	‐	(1,764)
Net amount	5,862,413	191,333	(150,515)	(1,690)	(20,751)	74,327	5,955,117

(i) Refers to R$ 2,732 transferred to intangible assets and R$ 1,042 transferred from right-of-use assets.

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of terminals, service stations and distribution bases.

Advances to suppliers are related, basically, to manufacturing of assets for expansion of terminals and bases and acquisition of real estate.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

15 Intangible assets (consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortizations	Transfers	Write-offs	Exchange rate variation	Acquisition of subsidiary	Balance as of 3/31/2023
Cost:
Goodwill (a)		917,775	78,091	‐	‐	‐	‐		995,866
Software (b)	5	1,299,088	49,104	‐	2,732	(114,200)	-	1,709	1,238,433
Distribution rights	12	114,593	‐	‐	‐	‐	‐	‐	114,593
Brands (c)		65,647	‐	‐	‐	‐	(1,703)	-	63,944
Trademark rights (c)	39	114,792	‐	‐	‐	‐	‐	-	114,792
Others (d)	10	177	‐	‐	‐	‐	-	6,973	7,150
Decarbonization credits (CBIO) (e)		232,305	167,527	‐	‐	(96,395)	‐	-	303,437
		2,744,377	294,722	‐	2,732	(210,595)	(1,703)	8,682	2,838,215
Accumulated amortization:
Software		(708,659)	‐	(44,642)	‐	106,662	-	(3,443)	(650,082)
Distribution rights		(102,037)	‐	(219)	‐	‐	‐	‐	(102,256)
Trademark rights		(14,930)	‐	(734)	‐	‐	‐	‐	(15,664)
Others		(402)	‐	(8)	‐	‐	-	(1,528)	(1,938)
		(826,028)	‐	(45,603)	‐	106,662	-	(4,971)	(769,940)
Net amount		1,918,349	294,722	(45,603)	2,732	(103,933)	(1,703)	3,711	2,068,275

(i) Refers to R$ 2,732 transferred from property, plant and equipment.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired.

	Segment	03/31/2023	12/31/2022
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás (ii)	Ultragaz	78,091	‐
Stella (ii)	Ultragaz	99,679	99,679
TEAS	Ultracargo	797	797
		995,866	917,775

(i) Including R$ 246,163 presented as goodwill at the Parent.

(ii) For further information, see Notes 33.a and 33.b

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the three-month period ended March 31, 2023, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible assets.

16 Loans, financing, debentures and derivative financial instruments

a. Composition

  Parent
Description	03/31/2023	12/31/2022	Index/Currency	Weighted average financial charges 2023	Maturity
Brazilian Reais:
Debentures - 6th issuance	‐	1,800,213	DI	105.3%	2023
Total	‐	1,800,213
Current	‐	1,800,213
Non-current	‐	‐

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)
                    Consolidated:
	03/31/2023	12/31/2022	Index/Currency	Weighted average financial charges 2023	Maturity
Foreign currency:
Notes in the foreign market	3,923,886	3,973,816	USD	5.3%	2026 and 2029
Foreign loan	1,664,701	1,161,798	USD	4.4%	2023 and 2025
Foreign loan	126,476	54,542	EUR	4.4%	2024
Foreign loan	487,727	‐	JPY	1.3%	2025
Total in foreign currency	6,202,790	5,190,156
Brazilian Reais:
Debentures – CRA	681,972	660,485	DI	97.5%	2023
Debentures - 6th issuance	‐	1,800,213	DI	105.3%	2023
Debentures – CRA	3,143,514	3,011,462	IPCA	5.1%	2024 and 2032
Debentures – Ipiranga	‐	‐	DI	-	-
Debentures - Ultracargo Logística and Tequimar Vila do Conde	499,450	482,185	IPCA	4.1%	2028
FINAME	1,109	‐	DI	3.2%	2027
Debentures – Ultracargo Logística	84,801	81,548	R$	6.5%	2024
CCB (e)	500,278	‐	DI	109.4%	2025
CCB (e)	5,378	‐	CDI	6.4%	2023 and 2025
FINEP	1,749	‐	TLP (1)	1.0%	2026
Total in Brazilian Reais	4,918,251	6,035,893
Total in foreign currency and Brazilian Reais	11,121,041	11,226,049
Currency and interest rate hedging instruments (*)	679,817	524,312
Total	11,800,858	11,750,361
Current	1,736,700	3,360,677
Non-current	10,064,158	8,389,684

(*) Accumulated losses (see Note 31.g).

1)	TJLP (Long-term Interest Rate) = set by the National Monetary Council, the TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2023, TJLP was fixed at 7.20% p.a.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2022	1,800,213	11,750,361
New loans and debentures with cash effect (d; e)	‐	1,708,600
Interest accrued	42,968	189,253
Principal payment (d)	(1,725,000)	(1,851,741)
Interest payment	(118,181)	(192,313)
Acquired company balance	‐	93,991
Monetary and exchange rate variation	‐	(100,431)
Change in fair value	‐	47,633
Hedge result	‐	155,505
Balance as of March 31, 2023	‐	11,800,858

The long-term debt had the following principal maturity schedule:

	Consolidated
	03/31/2023	12/31/2022
From 1 to 2 years	1,938,076	817,898
From 2 to 3 years	1,302,845	782,965
From 3 to 4 years	2,263,813	2,268,647
From 4 to 5 years	495,300	‐
More than 5 years	4,064,124	4,520,174
	10,064,158	8,389,684

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities.

The Company’s Management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 31.h).

b. Transaction costs

Transaction costs incurred in issuing debt were deducted from the value of the related contracted financing and are recognized as an expense according to the effective interest rate method as follows:

	Effective rate of transaction costs (% p.a.)	Balance as of 12/31/2022	Payments	Balance as of 3/31/2023
Debentures	0.2	68,168	(3,731)	64,437
Notes in the foreign market	0.1	12,405	(564)	11,841
Banco do Brasil	‐	‐	‐	‐
Total		80,573	(4,295)	76,278

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures	13,586	9,886	9,404	9,281	9,277	13,003	64,437
Notes in the foreign market	2,296	2,292	2,294	1,869	1,416	1,674	11,841
Total	15,882	12,178	11,698	11,150	10,693	14,677	76,278

c. Guarantees

The financing does not have collateral as of March 31, 2023 and December 31, 2022 and has guarantees and promissory notes in the amount of R$ 10,938,903 as of March 31, 2023 (R$ 9,371,295 as of December 31, 2022).

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 116,853 as of March 31, 2023 (R$ 115,451 as of December 31, 2022).

d. Foreign loans

On January 9, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of EUR 22,480 thousand (equivalent to R$ 130,000 at the time of the transaction), with financial charges of EUR + 4.3518% and due date on January 9, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in Euro and exchange rate variation, changing financial charges to 111.93% of the DI.

On January 19, 2023, the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of JPY 12,564,392 (equivalent to R$ 500,000 at the time of the transaction), with financial charges of JPY + 1.3125% and due date on March 13, 2025. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in Yen and exchange rate variation, changing financial charges to 109.4% of the DI.

On March 30, 2023, the subsidiary Companhia Ultragaz S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of USD 100,000 thousand (equivalent to R$ 528,600 at the time of the transaction), with financial charges of USD + 4.5815% and due date on July 30, 2024. The subsidiary Companhia Ultragaz S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 110.90% of the DI.

On March 31, 2023, the subsidiary Iconic Lubrificantes S.A. raised financing through Resolution 4131 issued by the Central Bank of Brazil in the amount of USD 9,727 thousand (equivalent to R$ 50,000 at the time of the transaction), with financial charges of USD + 6.375% and due date on April 1, 2024. The subsidiary Iconic Lubrificantes S.A. contracted instruments to hedge against the interest rate in USD and exchange rate variation, changing financial charges to 115.97% of the DI.

The companies designated these hedging instruments as a fair value hedge (see Note 31.h.1). Therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss. The foreign loans are secured by the Company.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The foreign loans have the maturity distributed as follows:

Maturity	EUR	USD	JPY	R$	Cost in % of DI
Charges (1)	259	285	5,759	3,100
Sept/2023	‐	59,023	-	299,858	105.0%
Sept/2023	‐	63,936	-	324,821	104.8%
Apr/2024	‐	9,679	-	49,175	116.0%
Jul/2024	‐	98,708	-	501,478	110.0%
Jan/2024	22,635	‐	-	125,045	111.9%
Mar/2025	‐	‐	12,738,610	487,507	109.4%
Sept/2025	‐	96,040	-	487,920	108.5%
Total / weighted average cost	22,894	327,671	12,744,369	2,278,904	108.6%

(1) Considers interest, transaction cost and fair value adjustments.

e. Bank credit notes

On March 30, 2023, the parent IPP raised a bank credit note backed by importing operations in the amount of R$ 500,000, with financial charges of 109.40% of the DI and due date on April 2, 2025.

17 Trade payables (consolidated)

a. Trade payables

	03/31/2023	12/31/2022
Domestic suppliers	1,877,311	2,777,021
Foreign suppliers	858,290	1,674,287
Trade payables - related parties (see Note 8.a.2)	125,410	259,644
	2,861,011	4,710,952

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries.

b. Trade payables - reverse factoring

	03/31/2023	12/31/2022
Domestic suppliers - reverse factoring	1,769,651	2,429,497
Trade payables - reverse factoring - related parties (see Note 8.a.2)	‐	‐
Foreign suppliers - reverse factoring	‐	237,397
	1,769,651	2,666,894

Some subsidiaries of the Company entered into agreements with financial institutions. These agreements consist in the anticipation of the receipt of trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier and receives, on the maturity date, the amount payable by the subsidiaries of the Company without incidence of interest. The decision to join this type of transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. The transactions are presented in operating activities in the statement of cash flows.

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

18 Salaries and related charges (Consolidated)

	03/31/2023	12/31/2022
Provisions on salaries	165,896	181,755
Profit sharing, bonus and premium	56,628	205,273
Social charges	104,433	70,785
Others	3,732	3,093
	330,689	460,906

19 Taxes payable (Consolidated)

	3/31/2023	12/31/2022
ICMS (State VAT)	147,556	131,587
IPI (Federal VAT)	2,069	4,553
PIS and COFINS (State VAT)	8,336	14,470
ISS (Municipal VAT)	24,591	23,610
Others	18,741	18,210
	201,293	192,430

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

20 Employee benefits and private pension plan (Consolidated)

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. Each participating employee chooses his or her basic contribution to the plan, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

The balance of R$ 21,783 (R$ 18,204 as of December 31, 2022) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 89 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from the contributions of the sponsor with the highest balance.

In the three-month period ended March 31, 2023, the subsidiaries contributed R$ 5,554 to Ultraprev (R$ 3,864 in the three-month period ended March 31, 2022).

The total number of participating employees as of March 31, 2023 was 4,097 active participants and 284 retired participants (4,097 active participants and 286 retired participants as of December 31, 2022). In addition, Ultraprev had 23 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of March 31, 2023.

	03/31/2023	12/31/2022

Health and dental care plan (1)	165,115	164,428
Indemnification of FGTS	36,893	36,357
Seniority bonus	1,930	2,156
Life insurance (1)	12,901	12,615
Total	216,839	215,556

Current	21,861	21,809
Non-current	194,978	193,747

(1)     Applicable to IPP, Tropical and Iconic.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

21 Provision for asset retirement obligation (Consolidated)

This provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain period of use.

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2022	51,758
Additions (new tanks)	108
Expenditure with tanks removed	(660)
Accretion expense	1,030
Balance as of March 31, 2023	52,236
Current	4,881
Non-current	47,355

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

22 Provisions and contingent liabilities (Consolidated)

a. Provision for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels.

The table below shows the breakdown of provisions by nature and its movement:

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of investment	Balance as of 3/31/2023
IRPJ and CSLL (a.1)	559,217	2,714	(1,842)	‐	18,276	‐	578,365
Tax (c)	68,434	950	(16,859)	(65)	4,289	979	57,728
Civil, environmental and regulatory claims (a.2)	93,416	59,222	(9,481)	(2,334)	‐	458	141,281
Labor litigation (a.3)	73,172	6,870	(365)	(3,772)	130	‐	76,035
Provision for indemnities (a.4)	150,820	12,723	‐	‐	‐	‐	163,543
Others	95,113	12,912	‐	‐	8,290	‐	116,315
Total	1,040,172	95,391	(28,547)	(6,171)	30,985	1,437	1,133,267
Current	22,837						66,332
Non-current	1,017,335						1,066,935

Balances of escrow deposits are as follows:

	03/31/2023	12/31/2022
Tax	807,003	790,979
Labor	43,312	42,624
Civil and others	117,401	112,780
	967,716	946,383

In the three-month period ended March 31, 2023, the monetary adjustment on escrow deposits amounted to R$ 19,445, recorded with a corresponding entry to financial income in the statement of income.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

a.1 Provision for tax matters

On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits, which amounted to R$ 577,372 as of March 31, 2023 (R$ 569,415 as of December 31, 2022). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention, which was dismissed on December 30, 2014 and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts - Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trials are pending. At the STJ, the issue was subject to the system of Repetitive Appeals (Repetitive Issue No. 1093) and is awaiting judgment by the Superior Court.

a.2 Provisions for civil, environmental and regulatory risks

The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former service providers, and indemnities, as well as proceedings related to environmental and regulatory issues in the amount of R$ 141,740 as of March 31, 2023 (R$ 93,416 as of December 31, 2022).

a.3 Provision for labor matters

The Company and its subsidiaries maintain provisions of R$ 76,035 as of March 31, 2023 (R$ 73,358 as of December 31, 2022) for labor litigation filed by former employees and by employees of our service providers mainly contesting the non-payment of labor rights.

a.4 Provision for indemnities

On April 1, 2022, Ultrapar concluded the transaction for the sale of Oxiteno, for which it was agreed that the former shareholder, Ultrapar, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 151,117 was recorded, R$ 89,649 of which related to labor claims, R$ 17,575 to civil claims and R$ 43,892 to tax claims, which may be reimbursed to Indorama, in the event of materialization of such losses.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

On August 1, 2022, Ultrapar concluded the transaction for the sale of Extrafarma, for which it was agreed that the former shareholder, subsidiary IPP, is responsible, in accordance with the terms and conditions of the share purchase and sale agreement, for losses resulting from claims arising from acts, facts or omissions that occurred prior to the closing of the transaction. A provision for indemnities in the amount of R$ 12,425 was recorded, R$ 7,054 of which related to labor claims, R$ 508 to civil claims and R$ 4,863 to tax claims, which may be reimbursed to Pague Menos, in the event of materialization of such losses.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the opinion of its external legal advisors and based on these assessments, these claims were not provided for in the interim financial information. The estimated amount of this contingency is R$ 3,854,063 as of March 31, 2023 (R$ 3,601,865 as of December 31, 2022).

b.1 Contingent liabilities for tax and social security matters

The Company and its subsidiaries have contingent liabilities for tax and social security matters in the amount of R$ 2,851,412 as of March 31, 2023 (R$ 2,656,479 as of December 31, 2022), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products, which are subsequently sold, are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 181,723 as of March 31, 2023 (R$ 182,446 as of December 31, 2022).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings was R$ 1,424,854 as of March 31, 2023 (R$ 1,376,199 as of December 31, 2022). Such proceedings arise mostly from the disregard of ICMS credits amounting to R$ 218,905 as of March 31, 2023 (R$ 201,408 as of December 31, 2022), of which R$ 186,106 as of March 31, 2023 (R$ 178,825 as of December 31, 2022) refer to alleged non-payment of the tax; from conditioned fruition of tax incentive in the amount of R$ 196,893 as of March 31, 2023 (R$ 193,785 as of December 31, 2022); of inventory differences in the amount of R$ 309,411 as of March 31, 2023 (R$ 302,143 as of December 31, 2022); and of a 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 253,169 (R$ 246,336 as of December 31, 2022).

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total R$ 950,330 as of March 31, 2023 (R$ 759,469 as of December 31, 2022), mainly represented by:

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

b.1.3.1 The subsidiary IPP received in 2017 a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on acquisition of investments, in the amount of R$ 238,337 as of March 31, 2023 (R$ 233,805 as of December 31, 2022), which includes the amount of the income taxes, interest and penalty.

b.2 Contingent liabilities for civil, environmental and regulatory claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 746,745 as of March 31, 2023 (R$ 690,052 as of December 31, 2022), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE issued a decision against Cia. Ultragaz and imposed a penalty of R$ 35,960 as of March 31, 2023 (R$ 35,617 as of December 31, 2022). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 The subsidiary Cia. Ultragaz has lawsuits totaling R$ 255,383 as of March 31, 2023 (R$ 255,290 as of December 31, 2022) filed by resellers seeking the declaration of nullity and termination of distribution contracts, in addition to indemnities for losses and damages.

b.3 Contingent liabilities for labor matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 255,906 as of March 31, 2023 (R$ 255,334 as of December 31, 2022).

b.4 Action for damages

In March 2023, the Company by means of its subsidiary Ipiranga, as the assignor, entered into an agreement with a Receivables Investment Fund (“FIDC”) to assign 90% of its receivables from an action for damages (contingent asset), with an initial fixed amount of R$ 140,000 recorded The first portion of R$ 60,000 was received on December 29, 2022, and the remaining portion of R$ 80,000 (recorded under Other receivables on December 31, 2022) received in March 31, 2023, subject to DI rate calculated up to the settlement date. The underlying agreement establishes that the assignment transaction between the assignor and the assignee is irrevocable, irreversible, and transfers all risks and rewards.

c. Lubricants operation between IPP and Chevron

In the lubricants' operation in Brazil between Chevron and subsidiary IPP (see Note 3.c to the interim financial information filed with CVM on February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions that occurred prior to the transaction. The amounts of provisions of Chevron’s liability of R$ 16,500 (R$ 26,010 as of December 31, 2022) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017, related to contingent liabilities, with a balance of R$ 99,234 as of March 31, 2023 (R$ 100,548 as of December 31, 2022). The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnification asset was hereby constituted, without the need to establish a provision for uncollectible amounts.

The amount of the provision of Chevron’s liability of R$ 16,500 refers to: (i) R$ 13,825 ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; (ii) R$ 2,411 labor claims; and (iii) R$ 264 civil, regulatory and environmental claims.

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

23 Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants could be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends while they are not converted into shares.

On February 23, 2022, August 3, 2022 and February 15, 2023, the Company’s Board of Directors approved the issuance of 43,925, 21,472 and 31,211, respectively, common shares within the authorized capital limit provided by article 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Extraordinary General Meeting (“EGM”) of the Company held on January 31, 2014.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014, and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 666,134 shares linked to the subscription warrants – indemnification were canceled and not issued. On March 31, 2023, 3,351,010 shares remain retained linked to subscription warrants – indemnification, which will be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 46,780 (R$ 42,776 as of December 31, 2022).

24 Equity

a. Share capital

As of March 31, 2023, the subscribed and paid-up capital consists of 1,115,204,291 common shares with no par value (1,115,173,080 as of December 31, 2022), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the outstanding shares on B3 as of March 31, 2023 was R$ 13.96 (R$ 12.61 as of December 31, 2022).

As of March 31, 2023, there were 60,509,161 common shares outstanding abroad in the form of ADRs (58,895,761 shares as of December 31, 2022).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c). As of March 31, 2023, the balance of treasury shares granted with right of use was 6,090,760 common shares (6,184,427 as of December 31, 2022).

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

As of March 31, 2023 and December 31, 2022, the balance was R$ 479,674 and 20,056,904 common shares (19,974,556 as of December 31, 2022) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 23.92.

03/31/2023
Balance of unrestricted shares held in treasury	20,056,904
Balance of treasury shares granted with right of use (see note 24.b)	6,090,760

Total balance of treasury shares as of March 31, 2023	26,147,664

d. Capital reserve

The capital reserve reflects the gain on the disposal of shares at market price for concession of usufruct to executives of the Company's subsidiaries, as mentioned in note 9.c. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 23, 2022, August 3, 2022 and February 15, 2023, there was an increase in the reserve in the amounts of R$ 651, R$ 651, R$ 291 and R$ 411, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 23).

25 Net revenues from sales and services (Consolidated)

	03/31/2023	03/31/2022
Sales revenues:
Merchandise	30,994,500	32,510,382
Services rendered and others	378,402	284,431
Sales returns and discounts	(232,384)	(340,866)
Amortization of contractual assets	(115,289)	(88,751)
Deferred revenue	623	1,879
	31,025,852	32,367,075
Taxes on sales	(474,099)	(863,784)
Net revenues	30,551,753	31,503,291

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

26 Costs and expenses by nature

The Company presents its costs and expenses by function in the consolidated statement of income and presents below its expenses by nature:

	Parent		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022
Raw materials and materials for use and consumption	‐	‐	(28,368,871)	(29,800,522)
Personnel expenses	(50,728)	(46,999)	(531,949)	(402,401)
Freight and storage	‐	‐	(318,881)	(288,703)
Decarbonization obligation (1)	‐	‐	(152,815)	(126,306)
Services provided by third parties	(18,313)	(21,960)	(146,247)	(108,537)
Depreciation and amortization	(2,879)	(5,896)	(196,118)	(176,979)
Amortization of right-of-use assets	‐	(1,696)	(75,290)	(69,428)
Advertising and marketing	(93)	‐	(36,413)	(20,238)
Other expenses and income, net	(9,140)	(7,245)	(110,555)	16,192
SSC/Holding expenses	74,894	77,362	‐	‐
Total	(6,259)	(6,434)	(29,937,139)	(30,976,922)
Classified as:
Cost of products and services sold	‐	‐	(28,839,034)	(30,033,612)
Selling and marketing	‐	‐	(510,968)	(502,788)
General and administrative expenses	(6,087)	(6,442)	(453,927)	(338,202)
Other operating income (expenses), net	(172)	8	(133,210)	(102,320)
Total	(6,259)	(6,434)	(29,937,139)	(30,976,922)

(1) Refers to the obligation adopted by RenovaBio to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.

27 Gain (loss) on disposal of property, plant and equipment and intangible assets (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, property, plant and equipment, and intangible asset. For the period ended March 31, 2023, the result was a gain of R$ 52,777 (gain of R$ 25,074 as of March 31, 2022).

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

28 Financial result, net

	Parent		Consolidated
	03/31/2023	03/31/2022	03/31/2023	03/31/2022

Financial income:
Interest on financial investments	22,864	15,162	114,012	41,568
Interest from customers	‐	‐	39,028	35,172
Changes in subscription warrants (see Note 23)	‐	1,492	-	1,492
Selic interest on PIS/COFINS credits	‐	1,368	10,847	1,368
Update of provisions and other income	12,228	40	26,560	1,744

	35,092	18,062	190,447	81,344

Financial expenses:
Interest on loans	(43,387)	(45,245)	(331,533)	(292,983)
Interest on leases payable	(154)	(817)	(35,838)	(29,129)
Update of subscription warrants (see Note 23)	(4,415)	‐	(4,415)	‐
Bank charges, financial transactions tax, and other taxes	(1,993)	(1,029)	(21,980)	(36,082)
Exchange variations, net of gain (loss) on hedging instruments	51	‐	(65,891)	(181,160)
Update of provisions, net, and other expenses	(1,813)	‐	(42,384)	33,157

	(51,711)	(47,091)	(502,041)	(506,197)

Total	(16,619)	(29,029)	(311,594)	(424,853)

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

29 Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.c and 23, respectively.

		03/31/2022
	03/31/2023	Continuing operations	Discontinued operations	Total
Basic earnings per share
Net income for the year of the Company	262,065	107,905	344,347	452,252
Weighted average number of shares outstanding (in thousands)	1,095,175	1,090,945	1,090,945	1,090,945
Basic earnings per share - R$	0.2393	0.0989	0.3156	0.4146
Diluted earnings per share
Net income for the year of the Company	262,065	107,905	344,347	452,252
Weighted average number of outstanding shares (in thousands), including dilution effects	1,104,648	1,096,945	1,096,945	1,096,945
Diluted earnings per share - R$	0.2372	0.0984	0.3139	0.4123
Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	1,095,175			1,090,945
Dilution effect
Subscription warrants	3,351			3,474
Stock plan	6,122			2,526
Weighted average number of shares for diluted earnings per share	1,104,648			1,096,945

Earnings per share were adjusted retrospectively by the issuance of 2,503,421 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 23.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

30 Segment information

The Company has three relevant business segments, working in energy and infrastructure: Ipiranga, Ultragaz and Ultracargo. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities. The storage segment (Ultracargo) operates liquid bulk terminals. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are done considering the conditions negotiated between the parts.

a. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

03/31/2023
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenues from sales and services	27,693,280	2,640,669	236,492	50,682	30,621,123	(69,370)	30,551,753
Transactions with third parties	27,670,875	2,640,392	189,893	50,593	30,551,753	‐	30,551,753
Intersegment transactions	22,405	277	46,599	89	69,370	(69,370)	‐
Cost of products and services sold	(26,642,110)	(2,128,607)	(87,705)	(42,398)	(28,900,820)	61,786	(28,839,034)
Gross profit	1,051,170	512,062	148,787	8,284	1,720,303	(7,584)	1,712,719
Operating income (expenses)
Selling and marketing	(365,983)	(141,312)	(3,587)	(86)	(510,968)	‐	(510,968)
General and administrative	(282,717)	(72,327)	(35,981)	(70,486)	(461,511)	7,584	(453,927)
Gain (loss) on disposal of property, plant and equipment and intangible assets	52,974	(179)	(88)	70	52,777	‐	52,777
Other operating income (expenses), net	(138,905)	6,096	(157)	(244)	(133,210)	‐	(133,210)
Operating income (loss)	316,539	304,340	108,974	(62,462)	667,391	‐	667,391
Share of profit (loss) of subsidiaries, joint ventures and associates	(1,908)	(9)	(324)	12,689	10,448	‐	10,448
Income (loss) before financial result and income and social contribution taxes	314,631	304,331	108,650	(49,773)	677,839	‐	677,839
Depreciation of PP&E and amortization of intangible assets	95,027	65,328	24,879	8,551	193,785	‐	193,785
Amortization of contractual assets with customers - exclusivity rights	131,799	339	‐	-	132,138	‐	132,138
Amortization of right-of-use assets	51,758	13,998	8,867	667	75,290	‐	75,290
Total depreciation and amortization	278,584	79,665	33,746	9,218	401,213	‐	401,213

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

03/31/2022
Results	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenues from sales and services	28,669,956	2,639,259	197,426	46,699	31,553,340	(50,049)	31,503,291
Transactions with third parties	28,669,942	2,638,564	148,072	46,713	31,503,291	‐	31,503,291
Intersegment transactions	14	695	49,354	(14)	50,049	(50,049)	‐
Cost of products and services sold	(27,629,839)	(2,323,001)	(83,718)	(47,103)	(30,083,661)	50,049	(30,033,612)
Gross profit	1,040,117	316,258	113,708	(404)	1,469,679	‐	1,469,679
Selling and marketing	(374,016)	(123,111)	(3,870)	(1,791)	(502,788)	‐	(502,788)
General and administrative	(178,931)	(54,716)	(26,592)	(77,963)	(338,202)	‐	(338,202)
Gain (loss) on disposal of property, plant and equipment and intangible assets	25,907	(732)	(96)	(5)	25,074	‐	25,074
Other operating income (expenses), net	(110,330)	4,309	(1,252)	4,953	(102,320)	‐	(102,320)
Operating income	402,747	142,008	81,898	(75,210)	551,443	‐	551,443
Share of profit (loss) of subsidiaries, joint ventures and associates	1,191	(2)	(518)	12,829	13,500	‐	13,500
Income before financial result and income and social contribution taxes	403,938	142,006	81,380	(62,381)	564,943	‐	564,943
Depreciation of PP&E and amortization of intangible assets	82,416	57,341	23,102	12,873	175,732	‐	175,732
Amortization of contractual assets with customers - exclusivity rights	88,389	362	‐	‐	88,751	‐	88,751
Amortization of right-of-use assets	44,788	13,412	9,445	1,783	69,428	‐	69,428
Total depreciation and amortization	215,593	71,115	32,547	14,656	333,911	‐	333,911

(1)

Includes in the line “General and administrative” and “Revenue from sale of goods” the amount of R$ 35,427 in 2023 (R$ 33,479 in 2022) of expenses related to Ultrapar's holding structure, including the Presidency, Financial Board, Legal Board, Board of Directors and Fiscal Council, Risk, Compliance and Audit Board and Sustainability Board.

(2)

The “Others” column consists of finance income and expenses, income and social contribution taxes of the segments, the parent company Ultrapar and subsidiaries Abastece aí, Millenium, Serma, Imaven Imóveis Ltda. (“Imaven”), Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures ConectCar, until June 30, 2021, and RPR. In 2022 the Company has ceased to present Abastece Aí as a separate segment and presented such amounts as “Others”.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

03/31/2023
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	66,249	100,809	11,407	945	179,410	‐	179,410
Capitalized interest and other items included in property, plant and equipment and provision for ARO	10,906	‐	‐	‐	10,906	‐	10,906
Acquisition of intangible assets	24,935	8,891	(512)	8,293	41,607	‐	41,607
Payments of contractual assets with customers - exclusivity rights	132,442	‐	‐	‐	132,442	‐	132,442
Decarbonization credits (note 15)	167,527	‐	‐	‐	167,527	‐	167,527

3/31/2022
Main indicators - Cash flows	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Acquisition of property, plant and equipment	85,873	76,109	13,141	849	175,972	‐	175,972
Capitalized interest and other items included in property, plant and equipment and provision for ARO	4,233	‐	‐	‐	4,233	‐	4,233
Acquisition of intangible assets	19,961	4,630	1,077	8,853	34,521	‐	34,521
Payments of contractual assets with customers - exclusivity rights	124,747	‐	‐	‐	124,747	‐	124,747
Decarbonization credits (note 15)	201,853	‐	‐	‐	201,853	‐	201,853

03/31/2023
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	21,369,745	4,431,164	2,810,945	5,196,181	33,808,035	33,808,035

12/31/2022
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Total
Total assets (excluding intersegment transactions)	23,342,826	4,281,857	3,045,407	5,770,913	36,441,003	36,441,003

(3)	The “Others” column comprises the parent company Ultrapar (including goodwill from certain acquisitions) and the subsidiaries Abastece Aí, Millenium Serma Imaven, Ultrapar International, UVC Investimentos and UVC - Fundo de investimento.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

b. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	03/31/2023	03/31/2022
Net revenue from sales and services:
Brazil	30,043,666	31,469,606
Europe	122,362	2,285
Singapore	556	‐
United States of America and Canada	358,331	11,369
Other Latin America countries	20,643	17,291
Others	6,195	2,740
Total	30,551,753	31,503,291

31 Risks and financial instruments (Consolidated)

a. Risk management and financial instruments - governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below.

The execution of the Policy is made by corporate financial board, through its treasury department, with the assistance of the controllership, lax and legal departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Financial Risk Committee (“Committee”), which is composed of the CFO, Administration and Control Director, Controllership Director and other directors to be designated by the CFO, who meet quarterly. The monthly monitoring of Policy standards is responsibility of the CFO.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the Company’s Board of Directors.

The Audit and Risks Committee (“CAR”) advises the Board of Directors in the assessment of controls, management and exposure of financial risks and revision of the Policy. The Risk, Integrity and Audit Board monitors compliance of the Policy and reports any non-compliance with the Policy to the Board of Directors.

b. Currency risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and therefore, the reference currency for risk management is the Brazilian Real (Company’s functional currency). Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedge hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

b.1 Assets and liabilities in foreign currencies

	03/31/2023	12/31/2022
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	104,125	311,017
Foreign trade receivables, net of allowance for expected credit losses	276,171	6,131
Other receivables	718,752	727,057
Other assets of foreign subsidiaries	91,940	280,738
	1,190,988	1,324,943

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(6,175,462)	(5,213,100)
Payables arising from imports	(922,852)	(1,939,984)
	(7,098,314)	(7,153,084)

Balance (gross) of foreign currency hedging instruments	5,528,134	5,274,302
Net liability position - total	(379,192)	(553,839)

Net (liability) asset position - effect on statement of income	(379,188)	(553,839)
Net liability position - effect on equity	(4)	‐

b.2 Sensitivity analysis of assets and liabilities in foreign currency

For the base scenario, the average U.S. dollar rate of R$ 5.2372 (*) was used, based on future market curves as of March 31, 2023 on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement. As of March 31, 2023 the closing rate considered was R$ 5.0804.

The table below shows the effects of the exchange rate changes on the net liability position of R$ 378,188 in foreign currency as of March 31, 2023:

	Risk	Base Scenario
Effect on statement of income	Real devaluation	(11,687)
	Net effect	(11,687)

Effect on statement of income	Real appreciation	11,687
	Net effect	11,687

(*) Average US dollar on March 31, 2023, according to benchmark rates as published by B3.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

c. Interest rate risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Fundraising primarily relates to debentures and borrowings in foreign currency, as disclosed in Note 16.

The Company seeks to maintain most of its financial assets and liabilities at floating rates.

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	03/31/2023	12/31/2022
DI
Cash equivalents	5.a	4,136,463	5,204,766
Financial investments	5.b	110,195	406,683
Loans and debentures	17	(1,183,359)	(2,460,698)
Liability position of foreign exchange hedging instruments - DI	32.g	(5,090,827)	(2,651,609)
Liability position of fixed interest instruments + IPCA - DI	32.g	(3,432,837)	(3,416,868)
Net liability position in DI		(5,460,365)	(2,917,726)
TLP
Loans – TLP	17	(1,749)	‐
Net liability position in TLP		(1,749)	‐
Total net liability position exposed to floating interest		(5,462,114)	(2,917,726)

c.2 Sensitivity analysis of floating interest rate risk

For the sensitivity analysis of floating rate risks on March 31, 2023, the Company used the market curves of the benchmark indexes (DI and TLP) as a base scenario.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The tables below show the incremental expenses and income that would be recognized in finance income, if the market curves of floating interest at the base date were applied to the average balances of the current year, due to the effect of floating interest rate.

		03/31/2023
Exposure to floating interest	Risk	Probable Scenario
Interest effect on cash equivalents and financial investments	Increase in DI (i)	(8,312)
Effect in interest on debt in DI	Increase in DI (i)	1,162
Effect on income of short positions in DI of debt hedging instruments	Increase in DI (i)	16,681
Incremental expenses		9,531

(i) Base rate used was 3.25% and sensitivity rate was 3.08% according to reference rates made available by B3.

d. Credit risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk from financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit analysis of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company's policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The credit risk of financial institutions and governments related to cash, cash equivalents, financial investments and hedging instruments based on polls as of March 31, 2023 is summarized below:

	Fair value
Counterparty credit rating	03/31/2023	12/31/2022
AAA	4,746,130	5,720,996
AA	339,644	809,583
A	2,115	3,457
Others (*)	37,591	50,926
Total	5,125,480	6,584,962

(*) Refers substantially to investments with minority interest of UVC, which are classified in long term investments.

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The credit analysis carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, interim financial information, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are individual or corporate customers, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss, with addition of the credit assessment based on experience.

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The Company’s subsidiaries request guarantees related to trade receivables and other receivables in specific situations to customers. The Company’s subsidiaries maintained the following allowances for expected credit losses from its trade receivables and reseller financing:

	03/31/2023	12/31/2022
Ipiranga	360,906	373,514
Ultragaz	120,385	120,076
Ultracargo	2,422	2,450
Total	483,713	496,040

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing:

	03/31/2023			12/31/2022
	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses	Weighted average rate of losses	Accounting balance	Allowance for expected credit losses
Current	0.5%	4,306,789	19,824	0.5%	4,756,388	22,752
Less than 30 days	5.8%	49,215	2,843	7.5%	29,817	2,230
31-60 days	9.1%	33,533	3,045	11.1%	22,633	2,516
61-90 days	7.7%	23,072	1,784	26.5%	32,522	8,617
91-180 days	41.1%	53,179	21,880	34.4%	58,529	20,159
More than 180 days	50.2%	864,878	434,337	50.7%	868,072	439,766
		5,330,666	483,713		5,767,961	496,040

The information on allowance for expected credit losses balances by geographic area is as follows:

	03/31/2023	12/31/2022
Brazil	483,663	495,929
United States of America and Canada	42	61
Other Latin American countries	‐	31
Europe	2	5
Others	6	14
	483,713	496,040

For further information on the allowance for expected credit losses, see Notes 5.a and 5.b.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

d.4 Price risk

The Company and its subsidiaries are exposed to commodity price risk, due to the fluctuation in prices for diesel and gasoline, among others. These products are traded on the stock exchange and are subjected to the impacts of macroeconomic and geopolitical factors outside the control of the Company and its subsidiaries.

To mitigate the risk of the fluctuation of diesel and gasoline prices, the Company and its subsidiaries permanently monitor the market, seeking the protection of price movements through hedge transactions for imports, using contracts of derivative for heating oil (diesel) and RBOB (gasoline) traded on the stock exchange.

The table below shows the sensitivity analysis and positions of derivative financial instruments to hedge commodity price risk as of March 31, 2023 and December 31, 2022:

Derivative	Contract			Notional amount (m3)		Notional amount (USD thousand)		Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	Position	Product	Maturity	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Term	Sold	Heating Oil	Oct-23	20,223	158,828	14,393	150,498	2,325	(52,214)	(4,755)	(124,293)
Term	Sold	RBOB	Apr-23	24,007	52,466	16,506	31,382	(2,582)	(15,481)	(11,226)	(33,404)
								(257)	(67,695)	(15,981)	(157,697)

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

e. Liquidity risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. The gross indebtedness due over the next twelve months, including estimated interest on loans, totaled R$ 1,971,994 (for quantitative information, see Note 16). As of March 31, 2023, the Company and its subsidiaries had R$ 4,620,065 in cash, cash equivalents, and short-term investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of March 31, 2023 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash flows, and, therefore, these amounts may be different from the amounts disclosed in the statement of financial position.

	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans, including future contractual interest (1) (2)	13,662,090	1,971,994	4,069,825	3,375,951	4,244,320
Derivative financial instruments (3)	2,680,736	752,287	831,665	742,719	354,065
Trade payables	4,630,662	4,630,662	‐	‐	‐
Leases payable	2,457,200	402,974	594,372	381,907	1,077,947
Financial liabilities of customers	512,122	185,119	271,213	55,790	‐
Contingent consideration	89,640	‐	‐	89,640	‐

(1)	The interest on loans was estimated based on the US dollar futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on March 31, 2023.
(2)	Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3)	The derivative financial instruments were estimated based on the US dollar futures contracts and the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of March 31, 2023. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

72

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

f. Capital management

The Company manages its capital structure based on indicators and benchmarks to ensure business continuity while maximizing return to shareholders by optimizing its debt and capital structure.

Capital structure is comprised of net debt (borrowings and financing, including debentures, according to note 16 and leases payable according to Note 13.b, after deduction of cash, cash equivalents and financial investments, according to note 4) and equity. The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period is the following:

	Consolidated
	03/31/2023	12/31/2022
Loans, financing, debentures and leases payable	13,384,018	13,274,130
(-) Cash, cash equivalents, and short-term investments	(5,125,480)	(6,584,962)
(=) Net debt	8,258,538	6,689,168
Equity	12,369,547	12,174,968
Net debt-to-equity ratio	66.77%	54.94%

73

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

g. Selection and use of financial instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

The table below summarizes the gross balance of the position of hedging instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value		Gains (losses) 03/31/2023
		Assets	Liabilities			03/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.60% of DI	Oct-26	32.h.2	USD 234,000	‐	(34,768)	(30,302)	(4,466)
Foreign exchange swap	Financing	USD + 5.17%	108.37% of DI	Sept-25	32.h.1	USD 331,067	94,512	(61,878)	(96,393)	‐
Foreign exchange swap	Financing	EUR + 5.12%	111.93% of DI	Jan-24	32.h.1	EUR 22,480	‐	(9,322)	(10,097)	‐
Foreign exchange swap	Financing	JPY + 1.50%	109.40% of DI	Mar-25	32.h.1	JPY 12,564,393	‐	(24,409)	(34,389)	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	32.h.1	BRL 3,226,054	247,045	(10,316)	72,981	‐
Interest rate swap	Financing	6.47%	99.94% of DI	Nov-24	32.h.1	BRL 90,000	‐	(9,263)	250	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Apr-23	32.h.1	USD 30,323	2,535	(2,582)	44,613	‐
NDF	Firm commitments	BRL	USD	Jun-23	32.h.1	USD 60,996	5,104	(2,399)	8,822	‐
							349,196	(154,937)	(44,515)	(4,466)

74

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

Product	Hedged object	Contracted rates		Maturity	Note	Notional amount [1]	Fair value		Gains (losses) 12/31/2022
		Assets	Liabilities			12/31/2022	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 4.95%	106.67% of DI	Sept-25	32.h.1	221,339	106,550	(9,243)	(121,296)	‐
Foreign exchange swap	Financing	USD + LIBOR-3M + 1.14%	105.00% of DI	Jun-22	32.h.1	-	‐	‐	(21,566)	‐
Foreign exchange swap	Financing	EUR + 3.42%	111.60% of DI	Mar-23	32.h.1	9,709	1,954	‐	2,573	‐
Interest rate swap	Financing	IPCA + 5.03%	102.87% of DI	Jun-32	32.h.1	3,226,054	173,741	(59,789)	(143,762)	‐
Term	Financing	USD + 6.47%	0.9994	Nov-24	32.h.1	90,000	‐	(9,513)	(5,069)	‐
NDF	Firm commitments	BRL	Heating Oil/ RBOB	Jul-23	32.h.1	181,880	2,936	(70,630)	(944,896)	‐
NDF	Firm commitments	BRL	USD	Jan-23	32.h.1	127,233	4,712	(3,074)	53,672	‐
							289,893	(152,249)	(1,180,344)	‐

Derivatives not designated as hedge accounting
Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value		Gains (losses) 03/31/2023
		Assets	Liabilities		03/31/2023	Assets	Liabilities	Results	Equity
Foreign exchange swap	Financing	USD + 0.00%	53.0% of CDI	Jun-29	USD 375,000	220,779	(28,231)	(37,631)	‐
NDF	Firm commitments	USD	BRL	Aug-23	USD 1,103,776	77,995	(151,080)	(48,894)	‐
Term	Firm commitments	BRL	Heating Oil/ RBOB	Nov-23	USD 28,318	5,502	(5,712)	1,803	‐
Interest rate swap	Financing	USD + 5.25%	CDI - 1.36%	Jun-29	USD 300,000	‐	(339,855)	(31,034)	‐
						304,276	(524,878)	(115,756)	‐

Product	Hedged object	Contracted rates		Maturity	Notional amount [1]	Fair value		Gains (losses) 12/31/2022
		Assets	Liabilities		12/31/2022	Assets	Liabilities	Results	Equity
NDF	Firm commitments	USD	BRL	Jul-23	1,116,702	36,472	(54,067)	(440,359)	‐
Interest rate swap	Financing	5.25%	DI - 1.36%	Jun-29	300,000	‐	(308,821)	(266,445)	‐
Foreign exchange swap	Financing	0.00%	52.99%	Jun-29	375,000	230,145	(9,174)	(85,474)	‐
						266,617	(372,062)	(792,278)	‐

¹ Currency as indicated.

2 Amounts, net of income tax.

75

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

h. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

As of March 31, 2023, the Company and its subsidiaries adopted IFRS 9 for hedge accounting and did not identify any impact on its interim financial information. The Company and its subsidiaries will discontinue hedge accounting if the hedging instrument is terminated and if the hedged item ceases to exist or the hedge ceases to qualify for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument. The voluntary removal of designation is not permitted.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2023	03/31/2022
Notional amount – US$	331,067	175,000
Result of hedging instruments - gain/(loss) - R$	(96,393)	(165,975)
Fair value adjustment of debt - R$	16,631	7,835
Financial result of the debt - R$	41,526	140,602
Average effective cost - DI %	108	104.9

Notional amount – EUR	22,480	-
Result of hedging instruments - gain/(loss) - R$	(10,097)	-
Fair value adjustment of debt - R$	(851)	-
Financial result of the debt - R$	(1,003)	-
Average effective cost - DI %	112	-

Notional amount – JPY	12,564,393	-
Result of hedging instruments - gain/(loss) - R$	(34,389)	-
Fair value adjustment of debt - R$	(6,667)	-
Financial result of the debt - R$	17,687	-
Average effective cost - DI %	109	-

76

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2023	03/31/2022
Notional amount – R$	3,226,054	2,226,054
Result of hedging instruments - gain/(loss) - R$	72,981	14,803
Fair value adjustment of debt - R$	(54,958)	(90,147)
Financial result of the debt - R$	(127,485)	20,245
Average effective cost - DI %	102.9	102.0

In thousands, except the DI %	03/31/2023	03/31/2022
Notional amount – R$	90,000	90,000
Result of hedging instruments - gain/(loss) - R$	250	(1,652)
Fair value adjustment of debt - R$	(1,788)	389
Financial result of the debt - R$	(1,431)	(5,331)
Average effective cost - DI %	99.9	99.9

The foreign exchange hedging instruments and commodities designated as fair value hedge are as described below and are concentrated in subsidiary IPP. The purpose of this relationship is to transform the cost of the imported product from fixed to variable until fuel blending, as occurs with the price adopted in its sales. IPP carries out these operations with over-the-counter derivatives that are designated in a hedge accounting relationship, as a fair value hedge in an amount equivalent to the inventories of imported product.

	03/31/2023	03/31/2022
Notional amount – US$	91,319	421,561
Result of hedging instruments - gain/(loss) - R$	(43,158)	(318,664)
Notional amount – US$	49,199	60,216

For further information, see Note 16.

h.2              Cash flow hedge

The Company and its subsidiaries designate as cash flow hedge, derivative instruments for protection against variations arising from exchange rate changes and for protection of notes in the foreign market.

As of March 31, 2023, the derivative instruments for exchange rate protection designated as cash flow hedges, referring to notes in the foreign market, totaled US$ 234,000 (no balance as of December 31, 2022), an unrealized loss of R$ 2,948 as of March 31, 2023 (R$ 0 as of December 31, 2022) was recognized in “Other comprehensive income”, net of deferred income and social contribution losses.

77

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

i. Classes and categories of financial instruments and their fair values

The fair values and the carrying amounts of the financial instruments, including foreign exchange and interest rate hedging instruments, are stated below:

		Carrying value			Fair value
March 31, 2023	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	126,848	‐	‐	‐
Fixed-income securities in local currency	4.a	‐	‐	4,136,462	‐	‐	‐
Fixed-income securities in foreign currency	4.a	‐	‐	98,503	‐	‐	‐
Financial investments
Fixed-income securities and funds in local currency	4.b	‐	‐	110,195	‐	‐	‐
Foreign exchange, interest rate and commodity hedging instruments	4.b	653,471	‐	‐	‐	653,471	‐
Trade receivables	5.a	‐	‐	4,143,262	‐	‐	‐
Reseller financing	5.b	‐	‐	1,187,404	‐	‐	‐
Trade receivables – sale of subsidiaries	5.c	‐	‐	1,097,598	‐	‐	‐
Other receivables		‐	‐	228,482	‐	‐	‐
Total		653,471	‐	11,128,754	‐	653,471	‐
Financial liabilities:
Financing	16.a	2,278,904	‐	4,432,400	‐	2,278,904	‐
Debentures	16.a	3,727,765	‐	681,972	‐	3,727,765	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	679,817	‐	-	‐	679,817	‐
Trade payables	17.a	-	‐	2,861,011	‐	‐	‐
Trade payables – reverse factoring	17.b	‐	‐	1,769,651	‐	‐	‐
Stock warrant – indemnification (1)	23	46,780	-	-	-	46,780	‐
Financial liabilities of customers		423,170	-	-	-	-	-
Contingent consideration	33.a	89,640	‐	‐	‐	‐	89,640
Total		7,246,076	‐	9,745,034	‐	6,733,266	89,640

78

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

		Carrying amount			Fair value
December 31, 2022	Note	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Measured at amortized cost	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	‐	‐	111,797	-	‐	‐
Fixed-income securities in local currency	4.a	‐	‐	5,204,766	-	‐	‐
Fixed-income securities in foreign currency	4.a	‐	‐	305,206	-	‐	‐
Financial investments	4.b						‐
Fixed-income securities and funds in local currency	4.b	406,683	‐	‐	‐	406,683	‐
Foreign exchange, interest rate and commodity hedging instruments	4.b	556,510	‐	‐	‐	556,510	‐
Trade receivables	5.a	‐	‐	4,533,327	-	‐	‐
Reseller financing	5.b	‐	‐	1,234,634	-	‐	‐
Trade receivables – sale of subsidiaries	5.c	‐	‐	1,096,565	-	‐	‐
Other receivables		‐	‐	235,586	‐	‐	‐
Total		963,193	‐	12,721,881	-	963,193	-
Financial liabilities:
Financing	16.a	1,216,341	‐	3,973,816	-	1,216,341	‐
Debentures	16.a	3,575,195	‐	2,460,698	‐	5,949,028	‐
Leases payable	13	‐	‐	‐	‐	‐	‐
Foreign exchange, interest rate and commodity hedging instruments	16.a	524,312	‐	-	‐	524,312	‐
Trade payables	17.a	‐	‐	4,710,952	-	‐	‐
Trade payables – reverse factoring	17.b	‐	‐	2,666,894	-	‐	‐
Stock warrant – indemnification (1)	23	42,776	‐	-	‐	42,776	‐
Financial liabilities of customers		450,586	‐	‐	-	‐	‐
Contingent consideration	33.a	89,640	‐	‐	‐	‐	89,640
Total		5,898,850	‐	13,812,360	-	7,732,457	89,640

79

Ultrapar Participações S.A. and Subsidiaries
Notes of the financial statements
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The fair value of financial instruments, including foreign exchange and interest hedging instruments, was determined as described below:

  The fair value of cash and banks are identical to their carrying values.
  Financial investments in investment funds are valued at the fund unit value as of the date of the interim financial information, which corresponds to their fair value.
  Financial investments in CDBs (Bank Certificates of Deposit) and similar instruments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to market.
  The fair values of trade receivables and trade payables approximate their carrying amounts and the Company calculates their fair value through methodologies commonly used in the market.
  The balances of subscription warrants - indemnification were measured based on the share price of Ultrapar (UGPA3) as of the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible from 2020 onwards and they are not entitled to dividends. The number of shares of subscription warrants – indemnification was also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014 (see Note 23).
  The fair value calculation of notes in the foreign market of Ultrapar International is based on the quoted price in an active market (see Note 16).

The fair value of other financial investments, hedging instruments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessarily indicate the amounts that may be realizable.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except for (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments that are classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16), (iii) guarantees to customers that have vendor arrangements (see Note 16), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 23). Cash, banks, trade receivables and reseller financing are classified as financial assets measured at amortized cost. Trade payables and other payables are classified as financial liabilities measured at amortized cost.

The financial instruments are classified in the following categories:

(a) Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b) Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

(c) Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

80

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

32 Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements with CODEBA, with Complexo Industrial Portuário Governador Eraldo Gueiros and with Empresa Maranhense de Administração Portuária, in connection with its port facilities in Aratu, Suape and Itaqui, respectively. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049

(*) Contract in the process of being renewed with the appropriate body, that is, the lease contracts are judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2023, these rates were R$ 9.22 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.94 per m³ for Itaqui. According to contractual conditions and tolerances, as of March 31, 2023, there were no material pending issues regarding the minimum limits of the contract.

b. Port area lease

On April 9, 2021, the Company, through its subsidiary Ultracargo Logística, won the auction for leasing the IQI13 area at the Itaqui port, State of Maranhão, for storage and handling of liquid bulk products, especially fuels. In the leased area, a new terminal will be built with a minimum installed capacity of 79 thousand cubic meters. The lease will have a minimum duration of 20 years according to the auction notice. For this capacity, investments of approximately R$ 310 million are estimated, including the amount related to the grant, to be disbursed in up to six years after signing of the contract on August 17, 2021.

81

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

33 Business combinations

a. Stella GD Intermediação de Geração Distribuída de Energia Ltda

On October 1, 2022, by means of subsidiary Ultragaz Comercial Ltda., the Company acquired all shares of Stella GD Intermediação de Geração Distribuída de Energia Ltda. (“Stella”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition marks Ultragaz's entry into the electricity segment, in line with its strategy of expanding its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, the Ultragas brand and is extensive base of industrial and residential customers.

Founded in 2019, Stella is a technology platform that connects renewable electric power generators and customers, in form of Distributed Generation. The company has a footprint in 12 States, has more than 11 thousand active customers and offered power of approximately 75 MWp (Megawatt peak).

The total amount paid for the company was R$ 63,000, with an initial payment of R$ 7,560. The remaining amount of the acquisition will be settled in 2027, subject to adjustments relating to Stella’s performance achievement conditions (“contingent consideration” or “earnout”).

The Company, based on applicable accounting standards, is determining the balance sheet as of the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The purchase price allocation (“PPA”) will be completed in 2023.

The Company, supported by an independent appraisal firm, estimated the provisional amounts for the purchase price allocation and determined the provisional goodwill in the amount of R$ 99,679, based on the amount already paid on the transaction date, and the estimated fair value relating to the future payment of earnout.

The earnout is determined based on contractual goals set for revenue and the accounting net cash flow to be achieved in the year ending December 31, 2026. The Company estimated the fair value of this achievement based on the discounted cash flow method and projections of earnings as estimated by Management.

82

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date recognized at fair value, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	1,586
Receivables	17
Other receivables	119
Property, plant and equipment	515
Intangible assets	902

Liabilities
Trade payables	14
Salaries and related charges	217
Taxes payable	9
Other payables	5,378

Goodwill provisionally allocated in the transaction
Goodwill based on expected future profitability	99,679

Acquisition value	97,200

Comprising by
Cash	7,560
Contingent consideration to be settled in cash	89,640
Total consideration	97,200

Net cash outflow resulting from acquisition
Consideration in cash	7,560
Cash and cash equivalents acquired	(1,586)
Total	5,974

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is considered immaterial, as well as the contribution to the Company's results since then.

Earnout sensitivity analysis

The following table shows information on how the fair value of the contingent consideration was determined considering the basic assumptions used to define earnout. The sensitivity analyses as of March 31, 2023, as shown below, were determined based on possible changes of assumptions, keeping all other assumptions constant.

Goals	Changes in goals	Increase in liability	Changes in goals	Decrease in liabilities
Accounting net cash flow and net revenue	increase by 25.0 p.p.	33,146	decrease by 25.0 p.p.	26,940

83

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

b. NEOgás do Brasil Gás Natural Comprimido S.A.

On February 1, 2023, through its subsidiary Companhia Ultragaz S.A., the Company acquired all the shares of NEOgás do Brasil Gás Natural Comprimido S.A. (“NEOgás”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition marks Ultragaz's entry into the compressed natural gas distribution segment and, in addition, NEOgás is an ideal platform to provide biomethane distribution opportunities. This transaction reinforces Ultragaz's strategy of expanding the offering of energy solutions to its industrial customers, using its capillarity, commercial strength and brand.

NEOgás, established in 2000, was a pioneer in the transportation of compressed natural gas (CNG) in Brazil. It is currently the market leader, operating in the industrial, vehicle and structuring projects segments in partnership with natural gas distributors. NEOgás, which distributed more than 100 million m³ in 2021, has 6 compression bases in the South and Southeast regions and 149 semi-trailers for CNG distribution.

The total amount of the operation is R$ 165,000, subject to the usual working capital and net debt adjustments. The purchase price comprises the difference between the transaction amount, working capital and net debt adjustments and the primary contribution, made on February 1, 2023, in the amount of R$ 85,290. The initial payment for the operation was made on February 1, 2023 in the amount of R$ 64,263, and the remaining amount of the operation will be settled after compliance with the contractual clauses and recorded under “Other payables” in the amount of R$ 28,096 to be settled until 2029. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill.  The provisional goodwill determined is R$ 78,091. The purchase price allocation (“PPA”) will be completed in 2023.

84

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

The table below summarizes the provisional balances of assets acquired and liabilities assumed on the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

goodwill calculation

Assets
Cash and cash equivalents	16,807
Receivables	15,328
Inventories	5,893
Recoverable taxes	8,536
Judicial deposits	131
Other receivables	5,936

Investments	1,177
Right-of-use assets, net	5,117
Property, plant and equipment, net	74,327
Intangible assets, net	3,711

Liabilities
Borrowings	93,991
Trade payables	17,078
Salaries and related charges	2,122
Taxes payable	860
Deferred income and social contribution taxes	456
Provisions for tax, civil and labor risks	1,437
Leases payable	5,191
Other payables	1,560

Goodwill based on expected future profitability	78,091

Acquisition value	92,359

Comprising by
Cash	64,263
Contingent consideration to be settled in cash	28,096
Total consideration	92,359

Net cash outflow resulting from acquisition
Consideration in cash	64,263
Cash and cash equivalents acquired	(16,807)
Total	47,456

The formation of acquisition value, considering the working capital and net debt adjustments and the primary contribution is shown below:

Amount of NEOgás purchase and sale agreement	165,000
Working capital and net debt estimated adjustments	12,649
Primary contribution	(85,290)
Total	92,359

The contribution of the acquired company's results to the Company's results if the business combination had occurred on January 1, 2023 is considered immaterial, as well as the contribution to the Company's results since February 1, 2023.

85

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

34. Discontinued operations

The divestments of Oxiteno and Extrafarma are aligned with Ultrapar's portfolio review. With a more complementary and synergistic businesses, Ultrapar concludes the rationalization phase of its portfolio and will now concentrate on developing investment opportunities in the verticals of energy and infrastructure, with increasing focus on energy transition, leveraged by its portfolio and expertise. In this context, the Company announced the contracts signing described below and, classified these transactions as discontinued operations.

a. Disclosure of the impacts of IFRS 5 (CPC 31) - discontinued operations

The tables of discontinued operation are detailed below and include the profit or loss incurred throughout 2022, when applicable. Eliminations refer to intercompany transactions, substantially represented by purchase and sale transactions, effects on the profit or loss of foreign debts contemplating hedging instruments, among others.

a.1 The results and cash flows from discontinued operations for the year ended March 31, 2022 are shown below:

	Oxiteno	Extrafarma	Eliminations (*)	3/31/2022

Net revenue from sales and services	2,039,287	500,692	(7,241)	2,532,738
Cost of products and services sold	(1,580,000)	(346,315)	7,241	(1,919,074)

Gross profit	459,287	154,377	‐	613,664

Operating income (expenses)
Selling, marketing and administrative	(201,365)	(170,356)	‐	(371,721)
Other operating income (expenses), net	10,736	(4,307)	‐	6,429

Operating income (loss)	268,658	(20,286)	‐	248,372
Share of profit (loss) of subsidiaries, joint ventures and associates	(231)	‐	‐	(231)
Income (loss) before financial result and income and social contribution taxes	268,427	(20,286)	‐	248,141

Financial result, net	23,153	(10,707)	54,431	66,877
Income (loss) before income and social contribution taxes	291,580	(30,993)	54,431	315,018

Income and social contribution taxes	(16,924)	(231)	(18,507)	(35,662)

Net effect of cessation of depreciation (i)	51,372	13,619	‐	64,991
Net income (loss) for the period	326,028	(17,605)	35,924	344,347

(*) Elimination between continuing and discontinued operations related to the intercompany loan between Ultrapar International and Oxiteno.

(i) As of January 1, 2022, the depreciation and amortization of assets classified as held for sale ceased, in compliance with item 25 of CPC 31/IFRS 5.

86

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais)

	Oxiteno	Extrafarma	Eliminations	03/31/2022

Net cash provided by (used in) operating activities	(81,558)	(96,227)	180,478	2,693

Net cash provided by (used in) investing activities	1,436,922	1,205	(1,206,603)	231,524

Net cash provided by (used in) financing activities	(1,245,754)	65,702	1,026,144	(153,908)

Effect of exchange rate variation on cash and cash equivalents in foreign currency	(19,315)	‐	‐	(19,315)

Increase (decrease) in cash and cash equivalents	90,295	(29,320)	19	60,994

a.1.1 In the Parent, the proceeds from the sale of Oxiteno and the share of profit (loss) of investees Oxiteno and Extrafarma, net of transactions with related parties, had an impact of R$ 344,347, classified as income from discontinued operations in the consolidated interim financial information.

35 Events after the reporting period

a. Signing of an agreement for the acquisition of a 50% interest in Opla by Ultracargo.

On April 19, 2023, Ultrapar, through its subsidiary Ultracargo Logística S.A. signed an agreement for the acquisition of a 50% interest in Opla Logística Avançada (“Opla”), held by Copersucar S.A. (“Copersucar”).  The amount of the transaction is R$ 237.5 million, subject to the usual working capital and net debt adjustments. Opla, established in 2017, owns the largest independent ethanol terminal in Brazil. Located in Paulínia (SP), it has a static tank capacity of 180,000 m3 and offers integrated storage and logistics solutions through rail, pipeline and road modes. It is jointly controlled by BP Biofuels Brazil Investments Ltd. (“BP”) and Copersucar, both with a 50% interest. With the approval of the acquisition, Ultracargo and BP will be co-parent companies of Opla. The acquisition of interest in Opla marks Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan.

b. Increase in share capital through reserves

On April 19, 2023, was approved on the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved by majority votes, without amendments or exceptions, the increase of Company’s share capital on the amount of R$ 1,450,000, without the issuance of new shares, through the incorporation to the share capital of part of the resources recorded in the statutory reserve for investments, in the amount of R$ 567,424 and resources recorded on the legal reserve, in the amount of R$ 882,576.

87

1Q23

São Paulo, May 3, 2023 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), a company engaged in energy and infrastructure through Ipiranga, Ultragaz and Ultracargo, today announces its results for the first quarter of 2023.

Net revenues	Adjusted EBITDA¹	Investments
R$ 31 billion	R$ 1.1 billion	R$ 365 million

Net income	Cash consumption from operations	Market cap
R$ 274 million	R$ 711 million	R$ 16 billion

1 Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2

Highlights

  Continuity of the strong operating results of Ultragaz and Ultracargo.
  Hosting of the Ultra ESG Day, an event focused on disclosing the Company's 2030 ESG plan and goals to the market.
  Conclusion of the succession plan, with the renewal of the Board of Directors, comprised of nine members who bring relevant and complementary experiences, combining members of the Company's management with four new members.
  Acquisition of a 50% stake in Opla, the largest independent terminal of ethanol in Brazil, marking Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, aligned with its growth plan.
  Launch of Ipiranga’s new brand and new purpose “Fueling life on the go”, with a review of the offering of products and services to be gradually implemented in the service station network, bringing a new experience to the consumers.

88

Considerations on the financial and operational information

In May and August 2021, the sales agreements of Extrafarma and Oxiteno were signed, respectively, according to the Material Notices disclosed at the time. On December 31st, 2021, Ultrapar classified these businesses as assets and liabilities held for sale and discontinued operations. The sale of Oxiteno was concluded on April 1st, 2022, and thus ceased to be part of discontinued operations and Ultrapar’s results as of 2Q22. The sale of Extrafarma was concluded on August 1st, 2022, and its results are shown within discontinued operations until this date. In this report, the financial information of 2022 related to Ultrapar corresponds to the consolidated information (pro forma) of the Company, that is, the data considers the sum of continuing and discontinued operations, unless otherwise indicated.

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for the three months period ended on March 31, 2023, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”). The information on Ultragaz, Ultracargo, Oxiteno, Ipiranga and Extrafarma are presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information (pro forma). Additionally, the financial and operational information presented in this discussion is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them. Information denominated EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA – adjusted by the amortization of contractual assets with customers – exclusive rights and by the cash flow hedge from bonds; Recurring Adjusted EBITDA – adjusted by non-recurring items; and EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income) are presented in accordance to Resolution 156, issued by the CVM on June 23, 2022. The calculation of EBITDA based on net income is shown below:

	Quarter

R$ million	1Q23	1Q22	4Q22

Net income	273.8	461.2	836.4
(+) Income and social contribution taxes	92.4	58.9	339.8
(+) Net financial (income) expenses	311.6	358.0	221.0
(+) Depreciation and amortization	269.1	363.1	263.9
(+) Net effect of the cessation of depreciation	-	(65.0)	-

EBITDA	946.9	1,176.1	1,661.0

Accounting adjustments
(+) Amortization of contractual assets with customers - exclusive rights	132.1	88.8	171.6
(+) Cash flow hedge from bonds (Oxiteno)	-	48.1	-

Adjusted EBITDA	1,079.1	1,312.9	1,832.6

Adjusted EBITDA from continuing operations	1,079.1	898.9	1,844.2
Ultragaz	384.0	213.1	698.8
Ultracargo	142.4	113.9	129.8
Ipiranga	596.1	619.5	1,076.5
Holding, abastece aí and other companies	(43.5)	(50.5)	(60.9)
Eliminations	-	2.8	-

Adjusted EBITDA from discontinued operations	-	414.1	(11.6)
Oxiteno	-	396.2	-
Extrafarma	-	20.6	-
Adjustments from the sale of Extrafarma	-	-	(11.6)
Eliminations	-	(2.8)	-

Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(55.9)	(25.9)	(40.5)
(-) Credits and provisions¹ (Ipiranga)	-	-	(82.0)
(-) Extraordinary tax credits (Ipiranga)	-	-	(638.0)
(-) Extraordinary tax credits (Ultragaz)	-	-	(333.4)
(-) Extemporaneous tax credits (Oxiteno)	-	(62.4)	-
(+) Adjustments from the sale of Extrafarma	-	-	11.6

Recurring Adjusted EBITDA	1,023.2	1,224.6	750.3

Recurring Adjusted EBITDA from continuing operations	1,023.2	872.9	750.3
Ultragaz	384.0	213.1	365.5
Ultracargo	142.4	113.9	129.8
Ipiranga	540.2	593.6	315.9
Holding, abastece aí and other companies	(43.5)	(50.5)	(60.9)
Eliminations	-	2.8	-

Recurring Adjusted EBITDA from discontinued operations	-	351.7	-
Oxiteno	-	333.9	-
Extrafarma	-	20.6	-
Eliminations	-	(2.8)	-

1 Includes R$ 69 million of credits and provisions in SG&A and R$ 13 million in Other operating results, both in 4Q22

89

Ultrapar

Amounts in R$ million	1Q23	1Q22	4Q22	Δ	Δ
				1Q23 v 1Q22	1Q23 v 4Q22
Net revenues	30,552	34,036	35,957	(10%)	(15%)
Adjusted EBITDA	1,079	1,313	1,833	(18%)	(41%)
Recurring Adjusted EBITDA [1]	1,023	1,225	750	(16%)	36%
Recurring Adjusted EBITDA - Continuing operations	1,023	873	750	17%	36%
Recurring Adjusted EBITDA - Discontinued operations	-	352	-	n/a	n/a
Depreciation and amortization²	401	452	435	(11%)	(8%)
Financial result³	(312)	(406)	(221)	23%	(41%)
Net income	274	461	836	(41%)	(67%)
Investments	365	382	521	(5%)	(30%)
Cash flow from operations	(711)	(1,183)	1,519	40%	n/a

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights

³ Includes the result of the cash flow hedge from bonds until 1Q22

Net revenues – Total of R$ 30,552 million (-10% vs 1Q22), due to the divestments of Oxiteno and Extrafarma and subsequent deconsolidation of their results in April and August 2022, respectively, in addition to lower revenues from Ipiranga. Compared to 4Q22, net revenues decreased by 15%, mainly due to lower revenues from Ipiranga and Ultragaz.

Recurring Adjusted EBITDA - Continuing operations – Total of R$ 1,023 million (+17% vs 1Q22), due to higher EBITDAs at Ultragaz and Ultracargo, partially offset by lower EBITDA at Ipiranga. Compared to 4Q22, recurring Adjusted EBITDA from continuing operations increased by 36%, due to the growth in EBITDA from the main businesses.

Results from the Holding, abastece aí and other companies – Ultrapar recorded a negative result of R$ 43 million at the Holding, abastece aí and other companies, comprised of (i) R$ 41 million of negative EBITDA from the Holding, (ii) R$ 11 million of negative EBITDA from abastece aí, due to expenses with personnel and technology, and (iii) R$ 9 million of positive EBITDA from other companies, mainly due to a better result from Refinaria Riograndense.

Depreciation and amortization – Total of R$ 401 million (-11% vs 1Q22), due to the deconsolidation of Oxiteno and Extrafarma results, attenuated by higher investments made over the last 12 months and higher amortization of contractual assets at Ipiranga. Compared to 4Q22, total costs and expenses with depreciation and amortization decreased 8%, mainly due to lower amortization of contractual assets at Ipiranga.

Financial result – Ultrapar reported net financial expenses of R$ 312 million in 1Q23, an improvement of R$ 94 million compared to 1Q22, reflecting the lower average balance of net debt, partially offset by the higher CDI rate. Compared to 4Q22, when net financial expenses amounted to R$ 221 million, the difference is mainly explained by the worse mark-to-market result of hedges.

Net income – Total of R$ 274 million (-41% vs 1Q22), due to the lower recurring Adjusted EBITDA of Ultrapar, resulting from the deconsolidation of the results of Oxiteno and Extrafarma, despite lower net financial expenses and lower costs and expenses with depreciation. Compared to 4Q22, net income decreased by 67%, due to extraordinary tax credits registered at Ipiranga and Ultragaz in 4Q22 and higher net financial expenses in 1Q23, despite lower costs and expenses with depreciation and amortization.

Cash flow from operations – Consumption of R$ 711 million in 1Q23, compared to the consumption of R$ 1,183 million in 1Q22, mainly resulting from higher investments in working capital in 1Q22, especially due to relevant increases in fuel prices at the time, partially offset by the reduction of R$ 897 million in the draft discount balance in 1Q23.

90

Ultragaz

	1Q23	1Q22	4Q22	Δ	Δ
				1Q23 v 1Q22	1Q23 v 4Q22
Total volume (000 tons)	417	399	431	4%	(3%)
Bottled	269	265	288	2%	(7%)
Bulk	148	134	144	10%	3%
Adjusted EBITDA (R$ million)	384	213	699	80%	(45%)
Non-recurring¹	-	-	333	n/a	n/a
Recurring Adjusted EBITDA (R$ million)	384	213	365	80%	5%
Recurring Adjusted EBITDA margin (R$/ton)	922	534	847	73%	9%

1 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume sold by Ultragaz in 1Q23 increased 4% compared to 1Q22, as a result of the 2% growth in sales in the bottled segment, due to greater market demand, and the 10% increase in the bulk segment, due to higher sales for industries, commercial and services segments. Compared to 4Q22, the volume sold was 3% lower, reflecting the typical seasonality between periods.

Net revenues – Total of R$ 2,641 million, stable compared to 1Q22, mainly due to the higher sales volume, offset by LPG cost reductions. Compared to 4Q22, there was a 7% decrease, due to lower sales volume and LPG cost reductions over the periods.

Cost of goods sold – Total of R$ 2,129 million (-8% vs 1Q22), due to LPG cost reductions by Petrobras, partially offset by higher costs with freight (greater sales volume and the need to source LPG from more distant supply bases), personnel (collective bargaining agreement) and maintenance. Compared to 4Q22, cost of goods sold increased by 8%, due to the positive effect of extraordinary tax credits in the amount of R$ 333 million registered in the 4Q22 and the greater requalification of bottles in 1Q23, attenuated by LPG cost reductions by Petrobras over the periods.

Sales, general and administrative expenses – Total of R$ 214 million (+20% vs 1Q22), resulting from higher personnel expenses (collective bargaining agreement and increased number of employees, as result of the acquisitions of NEOgás and Stella), higher sales commission and freight (greater sales volume). Compared to 4Q22, sales, general and administrative expenses decreased by 11%, mainly due to lower expenses with personnel and expansion and productivity projects.

Recurring Adjusted EBITDA – Strong result of R$ 384 million (+80% vs 1Q22), due to initiatives to increase efficiency and productivity, better sales mix and inflation pass-through, in addition to higher sales volume, despite higher expenses. Compared to 4Q22, the growth was 5%.

Investments – R$ 109 million were invested in this quarter, directed mainly towards the acquisition and replacement of bottles, equipment installed in new customers in the bulk segment and maintenance of existing operations.

91

Ultracargo

	1Q23	1Q22	4Q22	Δ	Δ
				1Q23 v 1Q22	1Q23 v 4Q22
Installed capacity¹ (000 m³)	955	955	955	0%	0%
m³ sold (000 m³)	3,460	3,220	3,513	7%	(1%)
Adjusted EBITDA (R$ million)	142	114	130	25%	10%
Adjusted EBITDA margin (%)	60%	58%	57%	3 p.p.	3 p.p.

1 Monthly average

Operational performance – Ultracargo's average installed capacity remained stable over the periods. The m³ sold increased by 7%, due to increased handling of fuels in Vila do Conde, ethanol in Suape, and chemicals in Santos. Compared to 4Q22, the m³ sold decreased by 1%, mainly due to lower handling of fuels in Suape and Vila do Conde.

Net revenues – Total of R$ 236 million (+20% vs 1Q22), due to contractual readjustments, spot sales and higher m³ sold. Compared to 4Q22, net revenues increased by 4%, mainly due to new contracts and spot sales.

Cost of services provided – Total of R$ 88 million (+5% vs 1Q22), due to higher personnel costs (collective bargaining agreement), IT services and insurance. Compared to 4Q22, cost of services provided decreased by 1%, as a result of lower personnel and maintenance costs, attenuated by higher depreciation costs.

Sales, general and administrative expenses – Total of R$ 40 million (+30% vs 1Q22), due to higher expenses with personnel (collective bargaining agreement) and consulting services (expansion and profitability projects). Compared to 4Q22, sales, general and administrative expenses decreased by 7%, mainly due to lower expenses with advisory and consulting services related to expansion projects.

Adjusted EBITDA – Strong result of R$ 142 million (+25% vs 1Q22), reflecting higher occupancy of capacity with profitability gains, contractual readjustments, spot sales and productivity and efficiency gains, despite higher expenses. Compared to 4Q22, there was an increase of 10%, mainly due to higher revenues, in addition to lower costs and expenses.

Investments – Investments in the period amounted to R$ 49 million, allocated mainly to the payment of the grant of Vila do Conde and to projects for efficiency gain, maintenance, and operational safety of the terminals.

92

Ipiranga

	1Q23	1Q22	4Q22	Δ	Δ
				1Q23 v 1Q22	1Q23 v 4Q22
Total volume (000 m³)	5,484	5,375	6,046	2%	(9%)
Diesel	2,833	2,804	3,121	1%	(9%)
Otto cycle	2,559	2,463	2,831	4%	(10%)
Others¹	92	107	93	(14%)	(2%)
Adjusted EBITDA (R$ million)	596	620	1,076	(4%)	(45%)
Adjusted EBITDA margin (R$/m³)	109	115	178	(6%)	(39%)
Non-recurring²	56	26	761	116%	(93%)
Recurring Adjusted EBITDA (R$ million)	540	594	316	(9%)	71%
Recurring Adjusted EBITDA margin (R$/m³)	99	110	52	(11%)	89%

1 Fuel oils, arla 32, kerosene, lubricants and greases

2 Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga's sales volume grew 2% compared to 1Q22, with a 4% increase in the Otto cycle, with a greater share of gasoline to the detriment of ethanol in the product mix, while diesel grew by 1%. Compared to 4Q22, volume was 9% lower, due to the 10% decrease in the Otto cycle and 9% in diesel, resulting mainly from the typical seasonality between the periods.

Net revenues – Total of R$ 27,693 million (-3% vs 1Q22), due to the pass through of fuel cost reductions, despite the higher sales volume. Compared to 4Q22, net revenues decreased by 16%, due to lower sales volume and the pass through of fuel cost reductions.

Cost of goods sold – Total of R$ 26,642 million (-4% vs 1Q22), due to lower fuel costs, despite higher sales volume. Compared to 4Q22, there was a 16% decrease, due to lower fuel costs and lower sales volume, despite the positive effect of extraordinary tax credits in the amount of R$ 638 million registered in 4Q22.

Sales, general and administrative expenses – Total of R$ 649 million (+17% vs 1Q22), mainly due to higher expenses with personnel, provisions for contingencies and depreciation. Compared to 4Q22, sales, general and administrative expenses increased by 9%, due to one-off positive effects from credits and provisions of R$ 69 million in 4Q22 and higher provisions for contingencies in 1Q23, partially offset by lower freight expenses (lower sales volume and lower diesel price).

Other operating results – Total of negative R$ 139 million, a worsening of R$ 29 million compared to 1Q22, due to costs with carbon tax credits in the amount of R$ 153 million in 1Q23 (R$ 27 million higher than in 1Q22). Compared to 4Q22, there was a worsening of R$ 29 million, mainly due to higher costs with carbon tax credits (R$ 11 million higher than in 4Q22) and the constitution of extemporaneous tax credits in 4Q22 in the amount of R$ 13 million.

Results from disposal of assets – Total of R$ 56 million (+116% vs 1Q22 e +38% vs 4Q22), due to higher average value of real estate assets sold.

Recurring Adjusted EBITDA – Total of R$ 540 million (-9% vs 1Q22), due to more pressured margins caused by inventory losses and higher expenses, despite the higher sales volume. Compared to 4Q22, there was an increase of 71%, mainly due to better margins, resulting from a more favorable commercial environment in 1Q23, despite inventory losses as a result of cost reductions, to higher expenses and to lower sales volume.

Investments – R$ 198 million were invested in the quarter, directed to the expansion and maintenance of Ipiranga’s service stations and franchises network and to logistics infrastructure. Out of the total investments, R$ 20 million refer to additions to fixed and intangible assets, R$ 150 million to contractual assets with customers (exclusive rights), and R$ 28 million to drawdowns of financing to customers and rentals advance payments, net of receipts.

93

Indebtedness (R$ million)

Ultrapar consolidated	1Q23	1Q22	4Q22
Cash and cash equivalents	5,125	4,223	6,585
Gross debt	(11,801)	(15,783)	(11,750)
Leases payable	(1,583)	(1,864)	(1,524)
Net debt	(8,259)	(13,424)	(6,689)
Net debt/LTM Adjusted EBITDA¹	2.0x	3.1x	1.7x
Trade payables – reverse factoring (draft discount)	(1,770)	(2,969)	(2,667)
Financial liability of customers (vendor)²	(423)	(554)	(451)
Receivables from divestments (Oxiteno and Extrafarma)	1,098	-	1,097
Net debt + draft discount + vendor + receivables	(9,354)	(16,947)	(8,710)
Average cost of gross debt	104% DI	97% DI	105% DI
	DI + 0.5%	DI - 0.3%	DI + 0.6%
Average cash yield (% DI)	96%	71%	93%
Average gross debt duration (years)	4.3	4.3	4.1

1 LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

2 Vendor amounts included in the trade payables line in 1Q22

Ultrapar ended 1Q23 with a net debt of R$ 8.3 billion (2.0x LTM Adjusted EBITDA), compared to R$ 6.7 billion on December 31, 2022 (1.7x LTM Adjusted EBITDA). The increase in the net debt compared to the position at the end of 4Q22 is due to the effect of the end-of-year holiday and the consumption of operating cash in working capital, as a result of the R$ 0.9 billion reduction of the draft discount balance in 1Q23, despite the reductions in fuel prices. The increase in the financial leverage is mainly due to the increase in the net debt.

It is worth mentioning that there are receivables not yet included in Ultrapar's net debt related to the sales (i) of Oxiteno (US$ 150 million to be received in April 2024), and (ii) of Extrafarma (R$ 365 million, monetarily adjusted by CDI + 0.5% p.a., to be received in two installments, the first in August 2023 and the second in August 2024).

Maturity profile and debt breakdown:

94

Updates on ESG themes

Ultrapar carried out, in March, the Ultra ESG Day, an event to disclose the ESG 2030 Plan to the market. The event was attended by the Company's main executives, who discussed Ultrapar's ESG ambitions and goals for 2030, and how each of the businesses has moved forward on this front, which is an intrinsic part of the Company's strategic planning.

Also in March, Ultrapar’s 2022 Integrated Report was released, adhering to the GRI, SASB, IIRC and TCFD methodologies, and assured by Deloitte as external auditor (click here to access the file).

In addition, Ultrapar participated in the 67th Edition of the CSW (Commission on the Status of Women), an event on gender equality promoted by the UN in New York, with the aim of accelerating the innovation, technological change and education in the digital age agenda to achieve gender equality and women empowerment.

Through Ultra institute, Ultrapar allocated approximately R$ 3 million for social projects through the Culture and Sports Incentive Laws and the Funds for Children/Teenagers and the Elderly, directly impacting around 17 thousand people.

In February, Ultragaz renewed the partnership with Santo Agostinho Association, to continue the Citizenship and Community Articulation project, which works with children and teenagers on the themes of citizenship, community strengthening, preventive healthcare and the fight against violence in the city of São Paulo (state of São Paulo). Ultragaz also renewed its partnership with NGO Recriarte, which contributes to the education, ethics and citizenship of children and teenagers, children of cooperative members in the neighborhood of Santa Maria in Aracaju (state of Sergipe), improving school performance with music, computer and environment classes after school hours. In February and March, Ultragaz donated more than 16 tons of LPG to support flood victims on the north coast of São Paulo. Additionally, Ultragaz collected goods and products at its bases and at the São Paulo office (in partnership with AmPm and abastece aí) and donated them to impacted families.

In January, Ultracargo organized the Operational Training Program in Aratu (state of Bahia), with the aim of training men and women in the region. The program had 50% of female participants, and four new female employees were hired. In February, Ultracargo donated 100 basic food baskets and 600 liters of water to the Solidarity Social Fund of Santos (state of São Paulo), for transfers to families affected by the heavy rains that hit the north coast of São Paulo. Finally, in March, Ultracargo renewed its partnership with Ayrton Senna Institute, to continue the Socio-Emotional Dialogues project, which seeks to develop socio-emotional skills in elementary school students from municipal schools in São Luis (state of Maranhão).

In February, Ipiranga launched the Tech Inclusion Program, which aims to train and include people with disabilities in the technology area, with the possibility of being hired by the company. In March, Ipiranga carried out its annual sales convention in the city of São Paulo (state of São Paulo), which lasted for three days and had more than 4 thousand participants, including resellers and franchisees, with lectures involving ESG agenda with external guests and the company's main executives. Still in March, Ipiranga acquired renewable energy certificates (I-RECs) for 100% of its electricity consumed in 2022, zeroing its scope 2 greenhouse gas emissions. In addition, Ipiranga offset all direct emissions (scope 1) through the purchase of carbon credits.

95

Capital markets

Ultrapar's combined average daily financial volume on B3 and NYSE totaled R$ 112 million/day in 1Q23 (-7% vs 1Q22). Ultrapar's shares ended the quarter quoted at R$ 13.96 on B3, an appreciation of 11% in the quarter, while the Ibovespa stock index fell by 7%. In NYSE, Ultrapar's shares appreciated 13% in the quarter, while the Dow Jones stock index fell by 1%. Ultrapar ended 1Q23 with a market cap of R$ 16 billion.

Capital markets	1Q23	1Q22	4Q22
Final number of shares (000)	1,115,204	1,115,152	1,115,173
Market capitalization¹ (R$ million)	15,568	15,779	14,062
B3
Average daily trading volume (000 shares)	6,959	7,231	7,727
Average daily financial volume (R$ 000)	90,880	102,384	100,925
Average share price (R$/share)	13.06	14.16	13.06
NYSE
Quantity of ADRs² (000 ADRs)	60,509	50,438	58,896
Average daily trading volume (000 ADRs)	1,596	1,299	1,494
Average daily financial volume (US$ 000)	4,043	3,531	3,731
Average share (US$/ADRs)	2.53	2.72	2.50
Total
Average daily trading volume (000 shares)	8,555	8,531	9,222
Average daily financial volume (R$ 000)	111,871	120,690	120,549

                           1 Calculated on the closing share price for the period

                           2 1 ADR = 1 common share

96

1Q23 Conference call

Ultrapar will host a conference call for analysts and investors on May 4, 2023, to comment on the Company’s performance in the first quarter of 2023 and outlook. The presentation will be available for download in the Company’s website 30 minutes prior to the conference call.

The conference call will be transmitted via webcast and held in Portuguese with simultaneous translation into English. The access link is available at ri.ultra.com.br. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation to English

Time: 11h00 (BRT) / 10h00 (EDT)

Participants in Brazil: +55 (11) 3181-8565 or +55 (11) 4090-1621

Code: Ultrapar – in Portuguese

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 182663#

International participants: +1 (844) 204-8942 or +1 (412) 717-9627

Code: Ultrapar – in English

Replay: +55 (11) 4118-5151 (available for seven days)

Code: 336031#

97

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 23[1]	MAR 22	Continuing operations[2]	Discontinued operations[2]	DEC 22[1]

ASSETS

Cash and cash equivalents	4,361.8	2,701.5	2,252.5	449.0	5,621.8
Financial investments and derivative financial instruments	258.3	964.5	936.6	27.9	520.4
Trade receivables and reseller financing	4,266.1	5,596.7	4,468.6	1,128.1	4,708.9
Trade receivables - sale of subsidiaries	189.4	-	-	-	184.8
Inventories	3,782.5	6,445.9	4,242.3	2,203.6	4,906.1
Recoverable taxes	1,609.4	2,000.6	1,301.6	699.0	1,706.4
Prepaid expenses	173.1	191.5	149.0	42.5	123.7
Contractual assets with customers - exclusive rights	672.6	573.7	573.7	-	614.1
Other receivables	166.7	93.8	51.6	42.2	178.4
Total Current Assets	15,479.8	18,568.1	13,975.8	4,592.3	18,564.6

Financial investments and derivative financial instruments	505.4	557.3	557.3	-	442.8
Trade receivables and reseller financing	580.9	492.5	492.3	0.2	563.0
Trade receivables - sale of subsidiaries	908.2	-	-	-	911.8
Deferred income and social contribution taxes	947.1	1,315.2	608.5	706.7	898.2
Recoverable taxes	2,608.3	1,604.6	1,204.9	399.8	2,576.3
Escrow deposits	967.7	853.5	845.6	7.9	946.4
Prepaid expenses	73.6	74.4	66.9	7.5	74.8
Contractual assets with customers - exclusive rights	1,582.8	1,570.1	1,570.1	-	1,591.5
Other receivables	182.1	153.5	153.4	0.0	188.0
Investments	118.3	113.3	94.4	18.9	111.4
Right of use assets	1,830.3	2,111.5	1,765.0	346.5	1,791.4
Property, plant and equipment	5,955.1	8,344.8	5,564.3	2,780.5	5,862.4
Intangible assets	2,068.3	1,901.6	1,660.8	240.8	1,918.3
Total Non-Current Assets	18,328.2	19,092.3	14,583.4	4,508.9	17,876.4

TOTAL ASSETS	33,808.0	37,660.4	28,559.3	9,101.1	36,441.0

LIABILITIES

Loans, financing and derivative financial instruments	1,011.7	1,089.1	985.7	103.3	869.1
Debentures	725.0	4,012.6	4,012.6	-	2,491.6
Trade payables	2,861.0	3,398.7	2,876.6	522.1	4,711.0
Trade payables - reverse factoring	1,769.7	2,968.7	2,447.6	521.1	2,666.9
Salaries and related charges	330.7	426.4	267.6	158.8	460.9
Taxes payable	364.2	537.2	331.4	205.8	507.5
Leases payable	281.9	287.1	208.0	79.1	225.0
Financial liability of customers	193.2	-	-	-	154.4
Other payables	733.5	383.4	356.4	26.9	679.9
Total Current Liabilities	8,271.0	13,103.2	11,485.9	1,617.2	12,766.3

Loans, financing and derivative financial instruments	6,379.4	7,522.3	7,521.8	0.4	4,845.4
Debentures	3,684.8	3,159.1	3,159.1	-	3,544.3
Financial liability of customers	229.9	-	-	-	296.2
Provision for tax, civil and labor risks	1,066.9	893.9	843.8	50.1	1,017.3
Post-employment benefits	195.0	200.4	193.9	6.5	193.7
Leases payable	1,301.2	1,577.3	1,246.5	330.8	1,298.7
Other payables	310.3	216.8	211.6	5.2	304.1
Total Non-Current Liabilities	13,167.5	13,569.9	13,176.8	393.1	11,499.8

TOTAL LIABILITIES	21,438.5	26,673.1	24,662.7	2,010.4	24,266.0

EQUITY

Share capital	5,171.8	5,171.8	5,171.8	-	5,171.8
Reserves	6,715.3	5,467.7	5,467.7	-	6,714.6
Treasury shares	(479.7)	(488.4)	(488.4)	-	(479.7)
Other	484.5	391.3	391.3	-	302.1
Non-controlling interests in subsidiaries	477.7	445.1	445.1	-	466.2
Total Equity	12,369.5	10,987.3	10,987.3	-	12,175.0

TOTAL LIABILITIES AND EQUITY	33,808.0	37,660.4	35,650.0	2,010.4	36,441.0

Cash and financial investments	5,125.5	4,223.3	n/a	n/a	6,585.0
Gross debt	(11,800.9)	(15,783.0)	n/a	n/a	(11,750.4)
Leases payable	(1,583.2)	(1,864.4)	n/a	n/a	(1,523.8)
Net cash (debt)	(8,258.5)	(13,424.2)	n/a	n/a	(6,689.2)

1 Balance sheet of Mar-23 and Dec-22 corresponds to continuing operations only

2 Since the financial management is unified in the Holding, the individual view of the balance sheet of continuing and discontinued operations does not reflect the reality of the companies (assets and liabilities differ)

98

ULTRAPAR

INCOME STATEMENT

In million of Reais	1Q23	1Q22	Continuing operations	Discontinued operations	4Q22	Continuing operations	Discontinued operations

Net revenues from sales and services	30,551.8	34,036.0	31,503.3	2,532.7	35,957.3	35,957.3	-
Cost of products sold and services provided	(28,839.0)	(31,952.7)	(30,033.6)	(1,919.1)	(33,506.5)	(33,506.5)	-
Gross profit	1,712.7	2,083.3	1,469.7	613.7	2,450.8	2,450.8	-
Operating revenues (expenses)
Selling and marketing	(511.0)	(755.3)	(502.8)	(252.5)	(583.8)	(583.8)	-
General and administrative	(453.9)	(457.4)	(338.2)	(119.2)	(399.4)	(399.4)	-
Other operating income, net	(133.2)	(93.4)	(102.3)	8.9	(100.4)	(100.4)	-
Results from disposal of assets	52.8	22.6	25.1	(2.5)	27.9	39.5	(11.6)
Operating income (loss)	667.4	799.8	551.4	248.4	1,395.1	1,406.6	(11.6)
Financial result
Financial income	190.4	111.7	81.3	30.4	142.7	142.7	-
Financial expenses	(502.0)	(469.7)	(506.2)	36.5	(363.7)	(363.7)	-
Share of profit (loss) of subsidiaries, joint ventures and associates	10.4	13.3	13.5	(0.2)	2.1	2.1	-
Income (loss) before income and social contribution taxes	366.2	455.1	140.1	315.0	1,176.2	1,187.8	(11.6)
Income and social contribution taxes
Current	(160.5)	(290.2)	(94.5)	(195.7)	(260.7)	(265.1)	4.3
Deferred	47.3	187.7	55.2	132.5	(120.3)	(119.9)	(0.4)
Tax incentives	20.8	43.6	16.0	27.6	41.3	41.3	-
Net effect of the cessation of depreciation[1]	-	65.0	-	65.0	-	-	-
Net income (loss)	273.8	461.2	116.8	344.3	836.4	844.0	(7.6)
Net income attributable to:
Shareholders of the Company	262.1	452.3	107.9	344.3	822.6	830.3	(7.6)
Non-controlling interests in subsidiaries	11.8	8.9	8.9	-	13.8	13.8	-
Adjusted EBITDA	1,079.1	1,312.9	898.9	414.1	1,832.6	1,844.2	(11.6)
Non-recurring[2]	(55.9)	(88.3)	(25.9)	(62.4)	(1,082.3)	(1,093.9)	11.6
Recurring Adjusted EBITDA	1,023.2	1,224.6	872.9	351.7	750.3	750.3	-
Depreciation and amortization[3]	401.2	451.8	333.9	117.9	435.5	435.5	-
Cash flow hedge from bonds	-	48.1	-	48.1	-	-	-
Total investments[4]	364.7	382.5	304.5	78.0	520.5	520.5	-
Ratios
Earnings per share (R$)	0.24	0.41	0.10	0.32	0.75	0.76	(0.01)
Net debt / LTM Adjusted EBITDA[5]	2.0x	3.1x	n/a	n/a	1.7x	n/a	n/a
Gross margin (%)	5.6%	6.1%	4.7%	24.2%	6.8%	6.8%	n/a
Operating margin (%)	2.2%	2.3%	1.8%	9.8%	3.9%	3.9%	n/a
Adjusted EBITDA margin (%)	3.5%	3.9%	2.9%	16.3%	5.1%	5.1%	n/a
Recurring Adjusted EBITDA margin (%)	3.3%	3.6%	2.8%	13.9%	2.1%	2.1%	n/a

Number of employees	10,139	16,643	9,033	7,610	9,920	9,920	-

1 As of 01/01/2022, the depreciation and amortization of discontinued operations was ceased, after the reclassification to current assets, in the line of assets held for sale, according to item 25 of CPC 31 / IFRS 5

2 Non-recurring items described in the EBITDA calculation table – page 2

3 Includes amortization with contractual assets with customers – exclusive rights

4 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

5 LTM Adjusted EBITDA does not include Extrafarma’s impairments, capital gain and closing adjustments from the sales of ConectCar, Oxiteno and Extrafarma, and extraordinary tax credits; furthermore, it does not include LTM result from Oxiteno and Extrafarma since the closing of the sales

99

ULTRAPAR

CASH FLOWS

In million of Reais	JAN - MAR 2023	JAN - MAR 2022

Cash flows from operating activities from continuing operations
Net income - continuing operations	273.8	116.8
Adjustments to reconcile net income to cash provided by (consumed in) operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates	(10.4)	(13.5)
Amortization of contractual assets with customers - exclusive rights	132.1	88.8
Amortization of right-of-use assets	75.3	69.4
Depreciation and amortization	196.1	177.5
Interest and foreign exchange rate variations	337.7	181.9
Current and deferred income and social contribution taxes	92.4	23.3
Gain (loss) on disposal of non-current property, plant and equipment and intangible assets	(52.8)	(25.1)
Equity instrument granted	5.1	3.9
Provision for decarbonization - CBios	152.8	126.3
Other provisions and adjustments	83.6	(11.0)

	1,285.8	738.3

(Increase) decrease in assets
Trade receivables and reseller financing	403.1	(513.1)
Inventories	1,130.6	(324.3)
Recoverable taxes	(187.3)	(60.7)
Dividends received from subsidiaries, joint ventures and affiliates	0.4	-
Other assets	4.0	(14.4)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(2,764.3)	(519.6)
Salaries and related charges	(131.2)	(62.5)
Taxes payable	7.7	22.7
Other liabilities	(128.5)	(39.7)

Acquisition of CBios	(167.5)	(201.9)
Payments of contractual assets with customers - exclusive rights	(132.4)	(124.7)
Income and social contribution taxes paid	(31.7)	(85.8)

Net cash provided by (consumed in) operating activities - continuing operations	(711.3)	(1,185.8)

Net cash provided by (consumed in) operating activities - discontinued operations	-	2.7

Net cash provided by (consumed in) operating activities	(711.3)	(1,183.1)

Cash flows from investing activities
Financial investments, net of redemptions	302.6	888.6
Acquisition of property, plant and equipment and intangible assets	(221.0)	(210.5)
Cash provided by disposal of investments and assets	149.6	33.0
Transactions with discontinued operations	-	996.3
Capital increase in joint ventures	-	(3.0)
Net cash consumed in subsidiaries acquisition	(47.5)	-
Net effect of purchase and sale transactions of investments and other assets	(38.1)	-

Net cash provided by (consumed in) investing activities - continuing operations	145.5	1,704.4

Net cash provided by (consumed in) investing activities - discontinued operations	-	231.5

Net cash provided by (consumed in) investing activities	145.5	1,936.0

Cash flows from financing activities
Loans and debentures
Proceeds	1,708.6	-
Repayments	(1,851.7)	(4.7)
Interest and derivatives paid	(292.3)	(233.1)
Payments of leases	(84.1)	(106.9)
Dividends paid	(108.7)	(185.4)
Proceeds of financial liabilities of customers	6.8	-
Payments of financial liabilities of customers	(47.4)	-
Capital increase made by non-controlling interests and redemption of shares	-	21.5
Capital decrease	(0.0)	-
Related parties	0.4	0.0

Net cash provided by (consumed in) financing activities - continuing operations	(668.5)	(508.5)

Net cash provided by (consumed in) financing activities - discontinued operations	-	(153.9)

Net cash provided by (consumed in) financing activities	(668.5)	(662.4)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations	(25.7)	(37.7)

Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations	-	(19.3)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	(25.7)	(57.0)

Increase (decrease) in cash and cash equivalents - continuing operations	(1,260.0)	(27.5)

Increase (decrease) in cash and cash equivalents - discontinued operations	-	61.0

Increase (decrease) in cash and cash equivalents	(1,260.0)	33.4

Cash and cash equivalents at the beginning of the period - continuing operations	5,621.8	2,280.1

Cash and cash equivalents at the beginning of the period - discontinued operations	-	388.0

Cash and cash equivalents at the beginning of the period	5,621.8	2,668.1

Cash and cash equivalents at the end of the period - continuing operations	4,361.8	2,252.5

Cash and cash equivalents at the end of the period - discontinued operations	-	449.0

Cash and cash equivalents at the end of the period	4,361.8	2,701.5

Non-cash transactions:

Addition on right-to-use assets and leases payable	134.8	187.8
Addition on contractual assets with customers - exclusive rights	49.8	53.8
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	0.4	0.7
Acquisition of property, plant and equipment and intangible assets without cash effect	8.5	-

100

ULTRAGAZ

CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 23	MAR 22	DEC 22

OPERATING ASSETS
Trade receivables	547.3	540.0	540.8
Non-current trade receivables	13.6	29.2	16.5
Inventories	164.7	192.3	198.8
Taxes	271.5	97.5	447.7
Escrow deposits	250.8	208.5	239.2
Other	124.2	81.7	98.3
Right of use assets	164.2	114.2	144.8
Property, plant and equipment / Intangibles	1,619.4	1,227.4	1,420.0

TOTAL OPERATING ASSETS	3,155.7	2,490.7	3,105.9

OPERATING LIABILITIES
Trade payables	217.7	174.2	238.2
Salaries and related charges	92.8	78.0	112.8
Taxes	14.9	18.5	12.6
Judicial provisions	136.5	122.9	125.0
Leases payable	202.3	152.0	182.5
Other	82.2	55.7	124.9

TOTAL OPERATING LIABILITIES	746.5	601.4	796.0

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q23	1Q22	4Q22

Net revenues	2,640.7	2,639.3	2,832.4
Cost of products sold	(2,128.6)	(2,323.0)	(1,967.3)
Gross profit	512.1	316.3	865.1
Operating expenses
Selling and marketing	(141.3)	(123.1)	(161.8)
General and administrative	(72.3)	(54.7)	(79.1)
Other operating income	6.1	4.3	(2.0)
Results from disposal of assets	(0.2)	(0.7)	(0.5)
Operating income (loss)	304.3	142.0	621.7
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.0)	(0.0)	(0.0)
Adjusted EBITDA	384.0	213.1	698.8
Non-recurring[1]	-	-	(333.4)
Recurring Adjusted EBITDA	384.0	213.1	365.5
Depreciation and amortization[2]	79.7	71.1	77.1
Ratios
Gross margin (R$/ton)	1,229	793	2,005
Operating margin (R$/ton)	730	356	1,441
Adjusted EBITDA margin (R$/ton)	922	534	1,620
Recurring Adjusted EBITDA margin (R$/ton)	922	534	847

Number of employees	3,821	3,421	3,596

1 Non-recurring items described in the EBITDA calculation table – page 2

2 Includes amortization with contractual assets with customers - exclusive rights

101

ULTRACARGO

CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 23	MAR 22	DEC 22

OPERATING ASSETS
Trade receivables	22.1	15.2	20.8
Inventories	10.3	9.0	10.5
Taxes	7.3	15.3	11.0
Other	81.7	20.3	46.1
Right of use assets	649.9	581.2	638.1
Property, plant and equipment / Intangibles / Investments	1,780.9	1,699.8	1,795.0

TOTAL OPERATING ASSETS	2,552.2	2,340.8	2,521.5

OPERATING LIABILITIES
Trade payables	40.4	33.0	63.4
Salaries and related charges	38.8	34.8	49.6
Taxes	7.7	7.2	10.5
Judicial provisions	9.7	10.0	9.9
Leases payable	594.2	505.4	573.8
Other[1]	58.1	54.1	62.1

TOTAL OPERATING LIABILITIES	748.9	644.5	769.3

1 Includes the long term obligations with clients account

CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q23	1Q22	4Q22

Net revenues	236.5	197.4	228.4
Cost of services provided	(87.7)	(83.7)	(88.3)
Gross profit	148.8	113.7	140.1
Operating expenses
Selling and marketing	(3.6)	(3.9)	(3.6)
General and administrative	(36.0)	(26.6)	(39.0)
Other operating income	(0.2)	(1.3)	5.0
Results from disposal of assets	(0.1)	(0.1)	(0.7)
Operating income (loss)	109.0	81.9	101.8
Share of profit (loss) of subsidiaries, joint ventures and associates	(0.3)	(0.5)	(2.5)
Adjusted EBITDA	142.4	113.9	129.8
Depreciation and amortization	33.7	32.5	30.5
Ratios
Gross margin (%)	62.9%	57.6%	61.3%
Operating margin (%)	46.1%	41.5%	44.6%
Adjusted EBITDA margin (%)	60.2%	57.7%	56.8%

Number of employees	834	853	862

102

IPIRANGA

CONSOLIDATED BALANCE SHEET

In million of Reais	MAR 23	MAR 22	DEC 22

OPERATING ASSETS
Trade receivables	3,734.1	3,922.1	4,131.8
Non-current trade receivables	567.3	463.1	546.5
Inventories	3,605.3	4,039.4	4,695.0
Taxes	3,451.1	1,979.5	3,322.2
Contractual assets with customers - exclusive rights	2,203.6	2,140.1	2,202.9
Other	630.0	491.4	643.5
Right of use assets	1,009.7	1,035.5	1,001.4
Property, plant and equipment / Intangibles / Investments	4,308.1	3,978.6	4,251.7
TOTAL OPERATING ASSETS	19,509.2	18,049.6	20,795.1

OPERATING LIABILITIES
Trade payables	4,332.0	5,031.6	6,925.5
Salaries and related charges	142.2	111.1	211.2
Post-employment benefits	208.7	207.6	207.7
Taxes	170.8	219.1	164.6
Judicial provisions	362.7	298.9	317.9
Leases payable	779.2	759.0	759.4
Other	1,063.9	392.9	1,079.4
TOTAL OPERATING LIABILITIES	7,059.6	7,020.2	9,665.7
CONSOLIDATED INCOME STATEMENT

In million of Reais	1Q23	1Q22	4Q22

Net revenues	27,693.3	28,670.0	32,962.8
Cost of products sold and services provided	(26,642.1)	(27,629.8)	(31,543.7)
Gross profit	1,051.2	1,040.1	1,419.1
Operating expenses
Selling and marketing	(366.0)	(374.0)	(420.9)
General and administrative	(282.7)	(178.9)	(171.7)
Other operating income	(138.9)	(110.3)	(109.6)
Results from disposal of assets	55.9	25.9	40.5
Operating income (loss)	319.5	402.7	757.5
Share of profit (loss) of subsidiaries, joint ventures and associates	(1.9)	1.2	0.4
Adjusted EBITDA	596.1	619.5	1,076.5
Non-recurring[1]	(55.9)	(25.9)	(760.6)
Recurring Adjusted EBITDA	540.2	593.6	315.9
Depreciation and amortization[2]	278.6	215.6	318.7
Ratios
Gross margin (R$/m³)	192	194	235
Operating margin (R$/m³)	58	75	125
Adjusted EBITDA margin (R$/m³)	109	115	178
Recurring Adjusted EBITDA margin (R$/m³)	99	110	52

Number of service stations	6,526	7,131	6,771

Number of employees	4,753	4,064	4,711

1 Non-recurring items described in the EBITDA calculation table – page 2

2 Includes amortization with contractual assets with customers - exclusive rights

103

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

May 3, 2023, at 2:30 p.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; (v) other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; and (vi) the President of the Fiscal Council, Mr. Flavio Cesar Maia Luz.

Matter discussed and resolution:

  After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

Notes: The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

104

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A.,

held on May 3, 2023)

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

André Brickmann Areno – Secretary of the Board of Directors

105

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2023

ULTRAPAR HOLDING INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer

(Individual and Consolidated Interim Financial Information as of and for the Quarter Ended March 31, 2023 and Report on Review of Interim Financial Information, 1Q23 Earnings Release, Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on May 3, 2023)